Exhibit 99.3
EXECUTION COPY

SHAREHOLDERS’ AGREEMENT
RELATING TO
ENZO JEWELRY INC.

among
FLORA HEARTS HOLDINGS,
SCAH2 LTD.,
UNITED CAPITAL INVESTMENT INTERNATIONAL LIMITED,
VANTAGE CAPITAL MANAGEMENT LIMITED,
ENZO INTERNATIONAL HOLDINGS LIMITED,
ENZO JEWELRY INC.,
and
LJ INTERNATIONAL INC.
Dated the 13th day of April, 2011

CONTENTS

Clause
Number	Heading	Page
1	Definitions	2
2	Effectiveness	8
3	Ownership of Shares	9
4	Transfers of Shares	10
5	Pre-emptive Rights	16
6	Undertakings Relating to a Qualified IPO	18
7	Non-Competition	21
8	Directors and Management	22
9	Reserved Matters	25
10	Information and Inspection Rights	28
11	Payment and Tax Matters	29
12	Announcements and Confidentiality	30
13	Most Favoured Terms	31
14	Management Incentive	31
15	Corporate Opportunities	32
16	This Agreement	32
17	Effectiveness and Termination of this Agreement	32
18	Form and Addresses	33
19	Successors and Assigns	35
20	Whole Agreement	35
21	Variations	35
22	Invalidity	35
23	Remedies	36
24	No Waiver	36
25	Further Assurance	36
26	Time of the Essence	36
27	Counterparts and Effectiveness	36
28	Rights of Third Parties	36
29	No Presumption	36

Clause
Number	Heading	Page
30	Specific Performance	37
31	Governing Law	37
32	Arbitration	37
33	Appointment of Process Agent	37
	Schedule 1 Flip-Over Option	1
	Schedule 2 Management Incentive	4
	Execution	8

THIS AGREEMENT is made on April 13, 2011
AMONG:
(1)	FLORA HEARTS HOLDINGS, a company incorporated under the laws of the Cayman Islands whose registered address is at Walker House, 87 Mary Street, George Town KY1-9005 Grand Cayman, Cayman Islands (“FountainVest”);

(2)	SCAH2 LTD., a company incorporated under the laws of the British Virgin Islands whose registered address is at Craigmuir Chambers, P O Box 71, Road Town, Tortola, British Virgin Islands (“Spring Capital”);

(3)	UNITED CAPITAL INVESTMENT INTERNATIONAL LIMITED, a company incorporated under the laws of the British Virgin Islands whose registered address is at Portcullis TrustNet (BVI) Limited of Portcullis TrustNet Chambers, PO Box 3444, Road Town, Tortola, British Virgin Islands (“UCI”);

(4)	VANTAGE CAPITAL MANAGEMENT LIMITED, a company incorporated under the laws of the British Virgin Islands whose registered address is at P.O. Box 146, Road Town, Tortola, British Virgin Islands (“Vantage Capital” and together with FountainVest, Spring Capital and UCI, the “Investors” and each an “Investor”);

(5)	ENZO INTERNATIONAL HOLDINGS LIMITED, a company incorporated under the laws of the British Virgin Islands (BVI Company Number: 1507184) whose registered office is at P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands (the “Key Shareholder”);

(6)	ENZO JEWELRY INC., a company incorporated under the laws of the British Virgin Islands (BVI Company Number: 571808) whose registered office is at P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands (the “Company”); and

(7)	LJ INTERNATIONAL INC., a company incorporated under the laws of the British Virgin Islands (BVI Company Number: 216796) whose registered office is at P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands (“LJ International”).
WHEREAS:
(A)	Each of the parties listed above has entered into that certain Share Purchase and Subscription Agreement, dated of even date herewith (the “Share Purchase and Subscription Agreement”), pursuant to which, among other things, (i) the Company has agreed to issue and sell to each Investor, and each Investor has agreed to subscribe for, a certain number of Preferred Shares (as defined below) and (ii) the Key Shareholder has agreed to sell to each Investor, and each Investor has agreed to buy, a certain number of Preferred Shares.

(B)	As a condition and inducement to the Investors’ willingness to enter into the Share Purchase and Subscription Agreement, the Key Shareholder, the Company and LJ International have agreed to enter into this Agreement with the Investors to provide for various rights and obligations of the parties with respect to certain matters pertaining to the ownership, operation, management and governance of the Group (as defined below) and ownership of the Shares (as defined below).

(C)	The Company as well as each of the Key Shareholder and LJ International, as direct or indirect shareholders of the Company, will obtain benefits as a result of the investment to be made by the Investors in the Company under the Share Purchase and Subscription Agreement, and accordingly desires to execute and deliver this Agreement and to be bound by its terms and conditions in order to induce the Investors to enter into the Share Purchase and Subscription Agreement.

(D)	It is a condition to the Completion (as defined below) that the parties hereto enter into this Agreement.

(E)	Although this Agreement is being entered into contemporaneously with the Share Purchase and Subscription Agreement, the parties hereto intend that the provisions of this Agreement (except where expressly noted otherwise) shall take effect subject to and immediately following the Completion.
OPERATIVE PROVISIONS
1	Definitions

1.1	In this Agreement (including the Recitals and Schedules), unless the context requires otherwise, the following words and expressions shall have the following meanings:

“Affiliate” means (a) (in the case of a Person who is an individual) such Person’s (i) parents, (ii) spouse and the spouse’s parents and siblings, (iii) siblings and their spouses, (iv) descendants and their spouses (whether by blood or adoption and including stepchildren), and (v) any entity Controlled by such Person; (b) (in the case of a Person which is an entity), any other Person that, directly or indirectly, through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such first Person, including such first Person’s subsidiaries and holding companies and the subsidiaries of any such holding companies together with the directors and executive officers of any such subsidiaries and holding companies; and (c) (in the case of a pooled investment vehicle or an entity Controlled by a pooled investment vehicle), includes any of its general partners and fund managers and pooled investment vehicles managed by its fund managers, and any general partners and fund managers thereof;

“Agreement” means this Shareholders’ Agreement, as varied, amended, modified, supplemented or novated from time to time;

“Annual Budget” means an annual budget in respect of a fiscal year of the Group, setting forth, among other things, the projected balance sheets, income statements and statements of cash flows for such period; the projected budget for operation of business; any dividend or distribution to be declared or paid; the projected incurrence, assumption or refinancing of indebtedness; projected revenue and profit during such period; any proposed merger, consolidation, reorganization, or amalgamation of any Group Company with or into any other person, or any scheme of arrangement or other business combination with or into any other Person; and payments projected to be made not in the ordinary course of business of the Group;

“Applicable Law” means, with respect to any Person, any and all provisions of any constitution, treaty, statute, law, regulation, ordinance, code, rule, judgement, rule of common law, order, decree, award, injunction, Governmental Approval, concession, grant, franchise, license, agreement, directive, guideline, policy, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, whether in effect as of the date hereof or thereafter applicable to such Person;

“Approved Annual Budget” means, in respect of any fiscal year, the Annual Budget duly approved in accordance with Clause 9.1;

“Articles” means the duly adopted articles of association of the Company in force from time to time;

“Board” means the board of directors of the Company;

“Business Day” means a day on which commercial banks are open for business in Hong Kong and the PRC (excluding Saturdays, Sundays, public holidays and any weekday on which Typhoon Signal No. 8 or higher is hoisted or a black rain storm warning is given in Hong Kong at any time during 9:00 a.m. to 5:00 p.m.);

“Co-Sale Exercise Amount” has the meaning ascribed to it in Clause 4.4(a);

“Co-Sale Notice” has the meaning ascribed to it in Clause 4.4(a);

“Co-Sale Party” has the meaning ascribed to it in Clause 4.4(a);

“Co-Sale Proportionate Amount” has the meaning ascribed to it in Clause 4.4(a);

“Co-Sale Securities” has the meaning ascribed to it in Clause 4.4(a);

“Company” has the meaning given in the preamble to this Agreement;

“Completion” has the meaning ascribed to it in the Share Purchase and Subscription Agreement;

“Completion Date” has the meaning ascribed to it in the Share Purchase and Subscription Agreement;

“Control” means (a) the ownership or control (directly or indirectly) of more than 50% of the voting share capital of the relevant entity; or (b) the ability to direct the casting of more than 50% of the votes exercisable at general meetings of the relevant entity on all, or substantially all, matters; or (c) the right to appoint or remove directors (or similar governing offices) of the relevant entity holding a majority of the voting rights at meetings of the board of directors (or similar governing body) on all, or substantially all, matters; or (d) the ability to direct or influence the decisions or the management and the day-to-day operations of the relevant entity whether through the ownership of voting securities, by contract or otherwise; and “Controlled by” shall be construed accordingly;

“Convertible Securities” means (a) any rights, options or warrants to acquire Ordinary Shares and (b) any notes, debentures, preference shares (including, without limitation, the Preferred Shares) or other securities or rights, which are ultimately convertible or exercisable into, or exchangeable for, Ordinary Shares;

“Director” means a director of the Company as may be duly appointed from time to time;

“Encumbrance” means any claim, charge, pledge, mortgage, security, lien, option, equity, power of sale, hypothecation or other third party rights, retention of title, right of pre-emption, right of first refusal or security interest of any kind;

“Equity Securities” means, with respect to any Person that is a legal entity, any and all shares of capital stock, membership interests, units, profits interests, ownership interests, equity interests, registered capital, and other equity securities of such Person, and any right, warrant, option, call, commitment, conversion privilege, pre-emptive right or other right to acquire any of the foregoing, or securities convertible into, exchangeable or exercisable for any of the foregoing, or any contract providing for the acquisition of any of the foregoing;

“Excess Offered Securities” has the meaning ascribed to it in Clause 4.3(b)(ii);

“Excess New Securities” has the meaning ascribed to it in Clause 5.2(b);

“Excess Pro-rata Amount” has the meaning ascribed to it in Clause 5.2(d);

“Excess Proportionate Amount” has the meaning ascribed to it in Clause 4.3(b)(iv);

“Exercise Amount” has the meaning ascribed to it in Clause 4.3(b)(i);

“Exercise Notice” has the meaning ascribed to it in Clause 5.2(a);

“Exercising Party” has the meaning ascribed to it in Clause 4.3(b)(i);

“Existing ROFRs” means the rights of first refusal granted pursuant to Section 4(j) of the Share Purchase Agreement;

“Existing Warrants” means the warrants to purchase Ordinary Shares, dated October 21, 2010, issued by the Company in favour of Oasis Investments Limited, J.P. Morgan Securities Ltd. and Worldwide Gateway Co., Ltd. pursuant to the Share Purchase Agreement, and the warrants to purchase Ordinary Shares, dated October 21, 2010, issued by the Company in favour of Worldwide Gateway Co., Ltd. as placement agent in connection with the Share Purchase Agreement;

“Financing Terms” has the meaning ascribed to it in Clause 12.1;

“Flip-Over Option” has the meaning ascribed to it in Clause 6.3(a)(ii);

“FountainVest” has the meaning given in the preamble to this Agreement;

“FountainVest Directors” has the meaning ascribed to it in Clause 8.3(b);

“Fully-Diluted Basis” means, when used with respect to issued and outstanding share capital of the Company, the total number of all Ordinary Shares which are or would be issued and outstanding assuming (a) the full conversion of all Preferred Shares in issue, and (b) the full conversion of all other Convertible Securities other than those set out in (a) above;

“Governmental Approval” means any action, order, authorization, consent, approval, license, authorisation, qualification, waiver, franchise, concession, agreement, ruling, permit, tariff, rate, certification, exemption of, filing or registration by or with any Governmental Authority;

“Governmental Authorities” means any governments, courts, tribunal, or judicial or arbitral body, governmental, regulatory or official authorities, departments, agencies or bodies (including any stock exchange or other self-regulatory organization), whether in Hong Kong, the PRC or elsewhere and “Governmental Authority” means any one of them;

“Group” means the Key Shareholder, the Company and its subsidiaries from time to time, the particulars of the members of the Group are listed in schedule 2 of the Share Purchase and Subscription Agreement, and a “Group Company” means any or a specific member within the Group as the context may require;

“Group Business” means the retail jewellery business (including, without limitation, the sale, marketing and branding of jewellery products through retail outlets or channels and the sourcing of gems, precious metals and other raw materials for manufacturing and production of jewellery for retail) as presently conducted or proposed to be conducted by the Group;

“IFRS” means the financial reporting standards and interpretations approved by the International Accounting Standards Board and includes all International Accounting Standards and interpretations issued under the former International Accounting Standards Committee from time to time;

“Insolvency Proceeding” means any voluntary or involuntary proceeding, process, appointment or application under any law relating to insolvency, reorganization, winding-up, or composition or adjustment of debts, including, without limitations, winding-up, liquidation, bankruptcy, provisional liquidation, receivership, administration, provisional supervision, company voluntary arrangement, suspension of payment under court supervision or any other analogous proceedings in any jurisdiction;

“Investor” has the meaning given in the preamble to this Agreement;

“Investor Directors” has the meaning ascribed to it in Clause 8.3(c);

“IPO Committee” has the meaning ascribed to it in Clause 8.10(c);

“IPO Share Transfer Limit” means, in connection with any Qualified IPO and with respect to a given Investor, the number of Ordinary Shares as shall be equal to (a) the number of Ordinary Shares that can be placed in the Qualified IPO as would not interfere with the successful marketing of the Qualified IPO as determined in the good faith judgment of the Company’s managing underwriter(s) multiplied by (b) a fraction, the numerator of which shall be the number of Ordinary Shares owned by such Investor on the date immediately preceding the Qualified IPO (assuming full conversion of all Preferred Shares and other Convertible Securities held by such Investor at such time) and the denominator of which shall be the number of Ordinary Shares outstanding on the date immediately preceding the Qualified IPO;

“Joinder Agreement” means, an agreement, the terms and conditions of which shall be reasonably satisfactory to the Investor and the Key Shareholder, which a Person is required to enter into with or in favour of all the Parties as a condition of the Company approving any Transfer or issuance and allotment of Shares to such Person to which such Person undertakes to be bound by certain provisions of this Agreement, as if it were a Party to this Agreement;

“Key Shareholder” has the meaning given in the preamble to this Agreement;

“LJ International” has the meaning given in the preamble to this Agreement;

“Management Entity” means a special purpose vehicle which is 100% beneficially owned by the Senior Management which shall receive any incentive payments payable to the Senior Management in accordance with the principles set forth in Clause 14 and Schedule 2;

“Memorandum” means the duly adopted memorandum of association of the Company in force from time to time;

“Minimum Share Capital” means, with respect to a given Investor, forty-five percent (45%) of the Preferred Shares (or Ordinary Shares issued upon the conversion thereof) which such Investor acquired at the Completion;

“New Securities” has the meaning ascribed to it in Clause 5.1(b);

“New Warrants” means the warrants to purchase Ordinary Shares to be issued to the Investors at Completion pursuant to the Share Purchase and Subscription Agreement, in the form and substance attached as Exhibit C to the Share Purchase and Subscription Agreement;

“Offer Price” has the meaning ascribed to it in Clause 4.3(a);

“Offered Securities” has the meaning ascribed to it in Clause 4.3(a);

“Ordinary Share” means ordinary share in the capital of the Company and any other stock or share (if any) from time to time and for the time being ranking pari passu therewith and any other stock or share (if any) in the authorised share capital of the Company resulting from any sub-division, consolidation or re-classification of an Ordinary Share;

“Ordinary Shares Equivalents” means, with respect to any holder of Preferred Shares, the aggregate number of Ordinary Shares owned or held by such holder of Preferred Shares together with the number of Ordinary Shares into or for which any Preferred Shares owned or held by such holder shall be convertible;

“Parties” means the named parties to this Agreement and other parties who becomes a Party to this Agreement by delivering an original duly executed Joinder Agreement to each of the other Parties and their respective successors and permitted assigns, and a “Party” shall be construed accordingly;

“Permitted Transfer” has the meaning ascribed to it in Clause 4.7;

“Permitted Transferee” has the meaning ascribed to it in Clause 4.7;

“Person” or “Persons” means any natural person, company, corporation, association, partnership, organization, firm, joint venture, trust, unincorporated organization or any other entity or organization, and shall include any Governmental Authority;

“PRC” means the People’s Republic of China excluding, for the purposes of this Agreement, Hong Kong, the Macau Special Administrative Region of the People’s Republic of China and Taiwan (Republic of China);

“Preferred Shares” has the meaning ascribed to it in the Share Purchase and Subscription Agreement;

“Pre-emptive Amount” has the meaning ascribed to it in Clause 5.2;

“Pre-emptive Party” has the meaning ascribed to it in Clause 5.2;

“Pro-rata Amount” has the meaning ascribed to it in Clause 5.2(c);

“Proportionate Amount” has the meaning ascribed to it in Clause 4.3(b)(iii);

“Qualified IPO” means, subject to Clause 9.1, a firm commitment, fully underwritten initial public offering of the Ordinary Shares of the Company, on the main board of The Stock Exchange of Hong Kong Limited or another Asian or international stock exchange approved by the Company and holders of a majority of the Preferred Shares, representing at least twenty-five percent (25%) of the Company’s issued and outstanding Ordinary Shares immediately following the offering and at a price per Ordinary Share that values the Company at no less than US$300 million immediately prior to the offering;

“Related Parties” means the Key Shareholder, LJ International, Senior Management and their respective Affiliates (other than the Group) and a “Related Party” shall mean any or a specific one of the Related Parties;

“Remaining Equities Holder” has the meaning ascribed to it in Clause 4.3(a);

“Reserved Matters means the matters listed in Clause 9.1;

“Restated M&A” has the meaning ascribed to it in the Share Purchase and Subscription Agreement;

“RMB” means Renminbi, the lawful currency of the PRC;

“Senior Management” means Yu Chuan (Lorenzo) YIH and such other individuals as determined by the Board (including by the nominee directors of the Investors) in good faith to serve as the executive officers and/or key management personnel of the Group, and “Senior Manager” means any of them;

“Share” means a share of any class in the capital of the Company from time to time and including, without limitation, an Ordinary Share, a Preferred Share and any other Convertible Security;

“Share Incentive Plan” means any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, or other insurance, severance, separation or other employee benefit plan, practice, policy or arrangement of any kind which is established or adopted by the Company, whether written or oral, and whether or not required by Applicable Law;

“Share Purchase Agreement” means that certain Share Purchase Agreement, dated October 21, 2010 by and among the Company, LJ International, Oasis Investments Limited, J.P. Morgan Securities Ltd. and Worldwide Gateway Co., Ltd.;

“Share Purchase and Subscription Agreement” has the meaning ascribed to it in the Recitals hereto;

“Shareholder” means a holder of any Share(s);

“Spring Capital” has the meaning given in the preamble to this Agreement;

“Spring Capital Director” has the meaning ascribed to it in Clause 8.3(c);

“Tax” means (i) all forms of tax whether direct or indirect and whether levied by reference to income, profits, gains, asset values or other reference and statutory, governmental or state impositions, duties, contributions, rates and levies, whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise), (ii) all penalties, charges, costs and interest relating thereto, and (iii) any form of transferee liability imposed by any Governmental Authority in connection with any item described in clauses (i) and (ii);

“Transaction Documents” means this Agreement, the Share Purchase and Subscription Agreement, the New Warrants, the Restated M&A and any other agreement or document to be entered into pursuant to or in connection with the Share Purchase and Subscription Agreement;

“Transfer” (or any correlative term) means, in respect of any Equity Securities, a direct or indirect sale, assignment, pledge, charge, mortgage, hypothecation, gift, placement in trust (voting or otherwise) or transfer by operation of law of such Equity Securities, or the creation of a security interest in, or lien on, or any other Encumbrance or disposal (directly or indirectly and whether or not voluntary) on such Equity Securities, and shall include any transfer by will or intestate succession or entry into any swap or other derivatives transaction that transfers to any person, in whole or in part, any of the economic benefits or risks of ownership of such Equity Securities, whether any such transaction is to be settled by delivery of such Equity Securities or other Equity Securities, in cash or otherwise;

“Transfer Notice” has the meaning ascribed to it in Clause 4.3(a);

“Transferor” has the meaning ascribed to it in Clause 4.3(a);

“UCI” has the meaning given in the preamble to this Agreement;

“United States” or “US” means the United States of America;

“US$” means United States dollar, the lawful currency of the United States of America;

“Valuer” has the meaning ascribed to it in Clause 4.3(e); and

“Vantage Capital” has the meaning given in the preamble to this Agreement.

1.2	In this Agreement:
(a)	the headings are inserted for convenience only and shall not affect the construction and interpretation of this Agreement;

(b)	references to statutory provisions shall be construed as references to those provisions as amended or re-enacted or as their application is modified by other statutory provisions (whether before or after the date hereof) from time to time and shall include any provisions of which they are re-enactments (whether with or without modification) except to the extent that any amendment or modification enacted after the date hereof would materially affect the rights or obligations of any Party under this Agreement;

(c)	all time and dates in this Agreement shall be Hong Kong time and dates except where otherwise stated;

(d)	the term “include” or “including” shall be deemed to be followed by “but not limited”;

(e)	unless the context requires otherwise, words incorporating the singular shall include the plural and vice versa and words importing a gender shall include every gender;

(f)	references herein to Clauses, Recitals and Schedules are to clauses and recitals of and schedules to this Agreement; and

(g)	all Recitals and Schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement and any reference to this Agreement shall include such Recitals and Schedules.
1.3	Where any obligation in this Agreement is expressed to be undertaken or assumed by any Party, that obligation is to be construed as requiring the Party concerned to exercise all reasonable rights and powers of Control over the affairs of any other Person which that Party is able to reasonably exercise (whether directly or indirectly) in order to secure performance of that obligation.

2	Effectiveness

2.1	This Agreement shall take effect upon the date first above written, save for Clauses 3 through 16 (inclusive) which shall take effect upon and subject to Completion.

3	Ownership of Shares

3.1	Each of the Key Shareholder and LJ International represents and warrants to each Investor that each of the following statements is true and accurate:
(a)	immediately before the date hereof, the Key Shareholder owned beneficially the entire issued share capital of the Company, and that it has not Transferred such Shares to any Person (except as contemplated by the Transaction Documents);

(b)	as of the date hereof, other than the Existing Warrants, it has not granted to any Person any right to purchase or otherwise acquire any interest in any Shares save as contemplated by the Transaction Documents;

(c)	as of the date hereof, the Key Shareholder owns the entire issued share capital of the Company free and clear of all Encumbrance save as contemplated by the Transaction Documents;

(d)	each of the Key Shareholder and LJ International has all requisite right, power and authority and full legal capacity to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by it and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on their part, and no other consent or approval (corporate or otherwise) on its part or the part of any other Person are necessary for it to enter into this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by it and constitutes a legal, valid and binding obligation for them enforceable against it in accordance with its terms; and

(e)	the execution, delivery and performance of this Agreement by the Key Shareholder and LJ International and the consummation of the transactions contemplated hereby, do not and will not (a) conflict with or violate any Applicable Law in any material respect; (b) result in the creation of any Encumbrance over any Shares directly or indirectly owned by them save as contemplated by the Transaction Documents; or (c) result in any material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument to which any one or more of them is a party or by which any Shares owned by them or any of their other assets may be bound.
3.2	Each Investor represents and warrants to the Key Shareholder, LJ International and the other Investor that each of the following statements is true and accurate:
(a)	it has all requisite right, power and authority and full legal capacity to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by it and the consummation of the transactions contemplated hereby has been duly authorized by all necessary action on its part, and no other consent or approval (corporate or otherwise) on its part or the part of any other Person are necessary for it to enter into this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by it and constitutes a legal, valid and binding obligation for it enforceable against it in accordance with its terms; and

(b)	the execution, delivery and performance of this Agreement by it and the consummation of the transactions contemplated hereby, do not and will not (a)

conflict with or violate any Applicable Law in any material respect; (b) result in the creation of any Encumbrance over any Shares owned by it save as contemplated by this Agreement or the Share Purchase and Subscription Agreement; or (c) result in any material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument to which it is a party or by which any Shares owned by it or any of its other assets may be bound.
4	Transfers of Shares

4.1	Subject to Clause 4.3, upon and after the Completion until the completion of a Qualified IPO, none of LJ International, the Key Shareholder and any Senior Manager shall, directly or indirectly:
(a)	effect, permit or facilitate a Transfer of any Shares or other interests in the Company or any Equity Securities of any other Group Company, including through the Transfer of Equity Securities in any person that directly or indirectly holds, or Controls any person that holds, such Shares or Equity Securities of any Group Company) or enter any agreement with respect to the voting rights attached to such Shares (other than the Transaction Documents), or agree, whether conditionally or otherwise, to do any of the foregoing; or

(b)	dilute or permit to be diluted its shareholding in any corporate entity(ies) that it Controls and is interested and holds directly or indirectly any interest in the Company or any Group Company (other than LJ International), unless:
(i)	such transaction is previously approved by FountainVest (so long as it together with its Affiliates hold the Minimum Share Capital), and

(ii)	the provisions of Clauses 4.4 to 4.7 have been complied with.
For the avoidance of doubt, the restrictions set forth in Clause 4.1 shall apply to any Shares or other interests in the Company or any Group Company (including Equity Securities in any Group Company) held by LJ International, the Key Shareholder or any Senior Manager as of the date of the Completion or thereafter acquired.

4.2	Any purported Transfer or transaction by LJ International or the Key Shareholder in violation of this Clause 3 shall be null and void and of no force and effect and the purported transferee shall have no rights or privileges in or with respect to the Company or any Shares or any Party or any member of the Group. The Company and each other Party shall refuse, and shall procure each member of the Group that it will refuse, to recognize any such Transfer and shall not register or otherwise reflect on its records any change in ownership of such Shares or Equity Securities in any Group Company purported to have been transferred.

4.3	Right of First Refusal
(a)	Subject to Clause 4.1, if the Key Shareholder or any Senior Manager (the “Transferor”) wishes to Transfer any Shares to any Person, then, subject to compliance with the Existing ROFR and in the event that all of such Shares such Transferor wishes to Transfer are not taken up after complying with the Existing ROFR, such Transferor shall, prior to consummating any such desired Transfer, give to each holder of Preferred Shares (each, a “Remaining Equities Holder”) a written notice of its intention to make such Transfer (the “Transfer Notice”), which shall include (i) a description (including the class and the total number) of the Shares to be Transferred (the “Offered Securities”); (ii) the identity of the prospective transferee(s); and (iii) the proposed offer price per Offered Security (the “Offer Price”) and the material terms and conditions upon which the proposed Transfer is to be made. The Transfer Notice shall certify that the Transferor has received a firm offer from the prospective bona fide transferee(s) and believes in good faith that a binding agreement for the Transfer is obtainable on the terms set forth in the Transfer Notice. The Transfer Notice shall also include a copy of any written proposal, term sheet or letter of intent or other agreement relating to the proposed Transfer. Once given, the Transfer Notice shall not be revoked save with the prior written consent of all Remaining Equities Holders.
(b)	(i) The Remaining Equities Holder(s) (an “Exercising Party”) who wish(es) to purchase any Offered Securities shall provide the Transferor and the Company with a written notice (a “Reply Notice”) specifying the maximum number of any Offered Securities which it irrevocably commits to purchase (the “Exercise Amount”) within ten (10) Business Days from the receipt by an Exercising Party of the Transfer Notice. For the avoidance of doubt, such Exercising Party may specify in its Reply Notice an Exercise Amount higher or lower than its Proportionate Amount (as defined below). The Offered Securities shall be allocated among each Exercising Party in proportion to its respective Proportionate Amount (with rounding to avoid fractional shares), at the Offer Price and on the same material terms and conditions as specified in the Transfer Notice PROVIDED THAT in no event shall an amount greater than such Exercising Party’s Exercise Amount be allocated to such Exercising Party.

(ii)	Any Offered Securities not yet allocated to the Exercising Parties after employing the procedures set out in Clause 4.3(b)(i) (the “Excess Offered Securities”) shall be allocated, among all such Exercising Parties whose Exercise Amounts have not yet been satisfied, in proportion to each such Exercising Party’s respective Excess Proportionate Amount (as defined below) (with rounding to avoid fractional shares), at the Offer Price and on the same material terms and conditions as specified in the Transfer Notice PROVIDED THAT in no event shall an Exercising Party be required to purchase more Equity Securities pursuant to this Clause 4.3(b)(ii) than the Exercise Amount specified by such Exercising Party in its Reply Notice and PROVIDED FURTHER THAT the procedures set out in this Clause 4.3(b)(ii) shall be employed only once in any proposed Transfer of the Equity Securities. The Remaining Equities Holder(s)’(s) right to purchase any Offered Securities pursuant to this Clause 4.3(b) shall be subject to Clause 4.3(d).

(iii)	An Exercising Party’s “Proportionate Amount” is equal to the product obtainable by multiplying (x) the total number of Offered Securities, by (y) a fraction, the numerator of which shall be the number of Ordinary Shares Equivalents owned or held by such Exercising Party on the date of the Transfer Notice and the denominator of which shall be the aggregate number of all Ordinary Shares Equivalents owned or held by all the Exercising Parties on the date of the Transfer Notice.

(iv)	An Exercising Party’s “Excess Proportionate Amount” is equal to the product obtainable by multiplying (x) the total number of Excess Offered Securities, by (y) a fraction, the numerator of which shall be the number of Ordinary Shares Equivalents owned or held by such Exercising Party on the date of the Transfer Notice and the denominator of which shall be the aggregate number of Ordinary Shares Equivalents owned or held by all the Exercising Parties on the date of the Transfer Notice whose Exercise Amount has not yet been satisfied after employing the procedures set out herein.
(c)	If, and only if, not all of the Offered Securities being offered by the Transferor are allocated to the Remaining Equities Holder(s) after employing the procedures set out in Clause 4.3(b), the Transferor may sell the remaining Offered Securities to the prospective transferee(s) as specified in the Transfer Notice on terms not more favourable to the proposed transferee than as specified in the Transfer Notice in accordance with and subject to the terms set out in Clauses 4.4 and 4.5.

(d)	The completion of the purchase by the Exercising Parties of the Offered Securities pursuant to this Clause 4.3 shall occur at such a place and time as the parties to the transaction may agree, which shall not be later than sixty (60) days after the receipt of the Transfer Notice by the Exercising Parties. At such completion, the Transferor shall deliver certificates representing the Offered Securities and share transfer form(s) for such Offered Securities duly executed by the Transferor and accompanied by all requisite transfer documents. The Transferor shall represent and warrant that the Offered Securities shall be free and clear of all Encumbrances (other than those imposed by this Agreement, the Memorandum, the Articles and any other Transaction Documents) but subject to any registration requirements imposed by any Applicable Law and that it is the beneficial owner of the Offered Securities and has full authority to Transfer the Offered Securities. Each Exercising Party shall deliver at such completion to the Transferor by bank cheque or by bank remittance the appropriate amount in respect of the Offered Securities to be purchased by such Exercising Party.

(e)	Should the Offer Price specified in the Transfer Notice be payable in securities or property other than cash or evidences of indebtedness, the Exercising Parties shall have the right to pay for the Offer Price in such securities or property or in the form of cash equal in amount to the fair market value of such securities or property, and the Transferor shall liaise with the Company before the dispatch of the Transfer Notice to appoint an independent third party valuer (the “Valuer”) approved by the Transferor and the Exercising Parties to determine such fair market value as at the latest practicable date reasonably selected by the Valuer. The determination of such fair market value by the Valuer shall, in the absence of manifest error, be final and binding for all parties concerned and shall be included in the Transfer Notice together with a copy of the report from the Valuer stating therein the basis for calculating such fair market value. The costs for appointing the Valuer for determination of such fair market value shall be borne by the Transferor. The Valuer shall act as expert and not as an arbitrator.
4.4	Right of Co-Sale
(a)	In respect of any Offered Securities proposed to be Transferred by a Transferor, any of the holders of Preferred Shares (a “Co-Sale Party”), if it does not exercise its right of first refusal pursuant to Clause 4.3 shall, upon notifying the Transferor and the Company in writing (a “Co-Sale Notice”) within 10 Business Days after the receipt by the Co-Sale Party of the Transfer Notice, have the right to participate in the sale of such Offered Securities including, for the avoidance of doubt, sales effected to any Exercising Party pursuant to Clause 4.3 on the same terms and conditions as specified in the Transfer Notice and sales effected to any third party transferee(s) on the same terms and conditions that the Transferor sells any Equity Securities to such third party transferee(s). The Co-Sale Notice shall indicate the class and number (the “Co-Sale Exercise Amount”), which shall be up to the Co-Sale Party’s Co-Sale Proportionate Amount (as defined below) (with rounding to avoid fractional shares) of the Shares (the “Co-Sale Securities”) which the Co-Sale Party wishes to co-sell under its right to participate hereunder. To the extent that the Co-Sale Party exercises its right of participation in accordance with the terms and conditions set forth in this Clause 4.4, the number of Offered Securities that the Transferor may sell shall be correspondingly reduced. In no event shall a Co-Sale Party be allowed or required to sell more Shares pursuant to this Clause 4.4 than the Co-Sale Exercise Amount as specified in its Co-Sale Notice.

(b)	Notwithstanding any contrary provision in this Clause 4.4, where the Offered Securities consist of Ordinary Shares and the Co-Sale Party has no Ordinary Shares or insufficient Ordinary Shares to participate in the sale of the Offered Securities, the Co-Sale Party shall be entitled to exercise its right of co-sale by first converting any Convertible Securities it then holds into Ordinary Shares, and to sell such converted Ordinary Shares in the exercise of its rights under this Clause 4.4. The Company agrees to make any such conversion contingent upon the completion of the actual sale of such converted Ordinary Shares by the Co-Sale Party to any prospective purchaser pursuant to this Clause 4.4.

(c)	The Co-Sale Party shall effect its participation in the co-sale by promptly delivering to the Company for transfer to the prospective purchaser or purchasers one or more certificates and share transfer form(s) duly executed by the Co-Sale Party (and accompanied by all requisite transfer documents), which represent the number of Co-Sale Securities which the Co-Sale Party elects to sell pursuant to this Clause 4.4.

(d)	The share certificate or certificates and all requisite transfer documents that the Co-Sale Party delivers to the Company pursuant to Clause 4.4(c) shall be transferred to the prospective purchaser or purchasers in consummation of the sale of the Shares pursuant to the terms and conditions specified in the Transfer Notice, and the Company shall concurrently therewith remit to the Co-Sale Party that portion of the sale proceeds to which the Co-Sale Party is entitled by reason of its participation in the co-sale, provided that the Company has received such sale proceeds from the prospective purchaser. To the extent that any prospective purchaser or purchasers refuses to purchase Shares from the Co-Sale Party exercising its rights of co-sale hereunder, the Transferor shall not be entitled to sell to such prospective purchaser or purchasers any Shares unless and until, simultaneously with such sale, the Transferor shall purchase such Shares from the Co-Sale Party for the same consideration and on terms and conditions no less favourable to the Co-Sale Party than as described in the Transfer Notice.

(e)	The Co-Sale Parties shall in no event be required to make any representations and warranties other than the Co-Sale Parties’ due organisation, due authorisation and those in respect of the Co-Sale Securities being free and clear of all Encumbrance.

(f)	A Co-Sale Party’s “Co-Sale Proportionate Amount” is equal to the product obtainable by multiplying (x) the total number of Offered Securities, by (y) a fraction, the numerator of which shall be the number of Ordinary Shares Equivalents owned by such Co-Sale Party on the date of the Transfer Notice and the denominator of which shall be the aggregate number of Ordinary Shares and Ordinary Shares Equivalents owned by the Transferor and all of the Co-Sale Parties who exercise the right of co-sale under this Clause 4.4, calculated as of the date of the Transfer Notice.

(g)	Notwithstanding any provisions above, if as the result of proposed Transfer of the Offered Securities, the Key Shareholder will hold, in aggregate, less than a majority of the total issued and outstanding share capital of the Company, holders of Preferred Shares shall have the right to Transfer all the Shares held by such holders thereof on the same terms and conditions as specified in the Transfer Notice before LJ International and/or the Key Shareholder may Transfer any Shares to the prospective purchaser or purchasers.
4.5	Non-Exercise of Rights
(a)	To the extent that all of the Remaining Equities Holder(s) has not/have not exercised its or their rights to purchase the Offered Securities under Clause 4.3 or if not all of the Offered Securities are allocated to the Exercising Party after employing the procedures set out in Clause 4.3(b), subject to compliance with Clause 4.4 where applicable, the Transferor shall have a period of thirty (30) days thereafter to sell any remaining portion of the Offered Securities upon terms and conditions no more favourable to the transferee than those specified in the Transfer Notice to the third-party transferee(s) identified in the Transfer Notice PROVIDED THAT no Transferor may sell or Transfer its Shares unless and until such transferee(s) have delivered to the Company and each of the Remaining Equities Holder(s) a duly executed Joinder Agreement taking immediate effect.

(b)	In the event the Transferor does not consummate the sale or Transfer of the Offered Securities within the thirty (30)-day period as referred to in Clause 4.5(a), the Transferor shall not thereafter sell or Transfer any such Offered Securities without again first offering them in accordance with this Clause 4.
4.6	Permitted Transfers
(a)	Subject to Clause 4.7, none of the restrictions and/or requirements contained in Clauses 4.1 to 4.5 with respect to Transfers of Shares shall, subject to any Applicable Law, the Memorandum and the Articles, apply to:
(i)	any Transfer of Shares for the purpose of a Qualified IPO with the prior written consent of the Investors;

(ii)	any Transfer of Shares in compliance with the Existing ROFRs, provided that such initial Transfer shall have been duly approved in accordance with Clause 4.1 and Clause 9;

(iii)	any Transfer of Shares by a Senior Manager for estate planning purposes to a limited partnership, trust, association or other entity that is directly Controlled by such Senior Manager;

(iv)	any re-purchase, redemption or issuance of Shares by the Company as one of the Reserved Matters duly approved in accordance with Clause 9; and

(v)	any Transfer contemplated under Clause 6.3.

4.7	Joinder
(a)	In the case of any Transfer described in Clause 4.6 (any such Transfer shall be referred to hereinafter as a “Permitted Transfer” and any such transferee being referred to as a “Permitted Transferee”):
(i)	where the Permitted Transferee is not already a party to this Agreement, the Permitted Transferee shall have executed and delivered to the Company, as a condition precedent to any such Permitted Transfer or acquisition of the Shares, a Joinder Agreement; and

(ii)	the Permitted Transfer shall not, in the Company’s reasonable opinion formed after consulting the relevant stock exchange, regulatory body and professionals, adversely affect the Qualified IPO.
(b)	In the case of any Transfer described in Clause 4.4, no Transferor or Co-Sale Party may sell or Transfer its Shares unless and until, where the transferee(s) are not already a party to this Agreement, the transferee(s) shall have executed and delivered to the Company a duly executed Joinder Agreement taking immediate effect..

(c)	Without prejudice to Clause 9, the Company shall not allot and issue or reserve for allotment and issue any of its Shares, including any Convertible Securities exercisable into Ordinary Shares, to any Senior Manager unless such person has acceded to, agreed to be bound by, and assumed all of the rights and obligations under the terms and conditions of this Agreement, whether as an original party hereto or by signing a Joinder Agreement.

(d)	Upon the execution and delivery by any person of a Joinder Agreement, such person shall be deemed a “Party” for all purposes of this Agreement and shall have the rights and be subject to the obligations under this Agreement of such Party Transferring such Shares to the transferee executing the Joinder Agreement or, in the case of a Joinder Agreement executed by a Senior Manager, shall have the rights and be subject to the obligations under this Agreement of a Senior Manager.

(e)	Each Joinder Agreement shall, upon its execution and delivery to the Company, become effective as between such person who has executed the Joinder Agreement and the other Parties, and it shall not require the execution or consent of any other Party.
4.8	Legend

Each certificate representing issued Shares of the Company held by the Key Shareholder or Senior Management as at the Completion or hereinafter acquired by any such Person or their Permitted Transferees, subject to any Applicable Law, the Memorandum and the Articles and for as long as this Agreement remains effective, shall be stamped or otherwise imprinted with a legend in substantially the following form in the English language:
“THE TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE DONE IN COMPLIANCE WITH AND PURSUANT TO THE TERMS OF THE SHAREHOLDERS’ AGREEMENT DATED APRIL 13, 2011 (AS THE SAME MAY BE FURTHER AMENDED, MODIFIED OR SUPPLEMENTED FROM TIME TO TIME) AND ENTERED INTO, AMONG OTHERS, BY AND AMONG ENZO JEWELRY INC. (THE COMPANY) AND CERTAIN OTHER PERSONS (THE SHAREHOLDERS’ AGREEMENT). A COPY OF THE SHAREHOLDERS’ AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE COMPANY. THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED

UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY OTHER COUNTRY.”
4.9	Transfers by the Investors
(a)	If, prior to the earlier of (i) a Qualified IPO and (ii) the third (3rd) anniversary of the Completion Date, an Investor plans to sell any of its Preferred Shares, such Investor agrees to first notify the Key Shareholder and LJ International of its intention to sell and if the Key Shareholder or LJ International so desires to purchase such Preferred Shares, the Investor and the Key Shareholder agree to negotiate in good faith regarding a possible sale. If the Investor and the Key Shareholder are unable to agree upon the terms of such sale within fifteen (15) days after notice of the intent to sell, the Investor may Transfer such Preferred Shares to a third party.

(b)	Clause 4.9(a) shall not apply to any Transfers expressly contemplated under this Agreement, including but not limited to an Investor’s exercise of its co-sale rights pursuant to Clause 4.4 or any Transfer contemplated under Clause 6.3.

(c)	For the avoidance of doubt, save for such restrictions on Transfer that may be required pursuant to Clause 4.9(a) above, nothing in this Agreement shall be construed as a restriction or limitation on the ability of an Investor (or its successors and assigns) to Transfer any Shares held by it (or its successors or assigns, as the case may be) from time to time or at any time.
4.10	This Clause 4 shall terminate upon the closing of a Qualified IPO.

5	Pre-emptive Rights

5.1	If at anytime after the Completion the Company proposes to issue any Shares (after obtaining any requisite approval required as one of the Reserved Matters and complying with the terms of the Existing ROFRs), then, in the event all of such Shares have not been taken up and subscribed after complying with the terms of the Existing ROFRs, the Company shall offer such Shares to each holder of Preferred Shares in a written notice (an “Issuance Notice”) setting forth:
(a)	a description of the Shares to be issued, including the rights and powers associated therewith;

(b)	the number of such Shares to be offered (the “New Securities”);

(c)	the price and terms upon which it proposes to offer the New Securities; and

(d)	the identity of the proposed offeree of the New Securities.
5.2	(a) Each holder of Preferred Shares who wishes to purchase any New Securities (a “Pre-emptive Party”) shall provide the Company with a written notice (the “Exercise Notice”) specifying the maximum number of New Securities which it irrevocably commits to purchase (the “Pre-emptive Amount”) within ten (10) Business Days of the receipt by such Pre-emptive Party of the Issuance Notice on the terms and conditions set out in the Issuance Notice. For the avoidance of doubt, each Pre-emptive Party may specify in its Exercise Notice a Pre-emptive Amount higher or lower than its Pro-rata Amount (as defined below). The New Securities shall be allocated among each Pre-emptive Party (with rounding to avoid fractional shares) in proportion to its respective Pro-rata Amount PROVIDED THAT in no event shall an amount greater than such Pre-emptive Party’s Pre-emptive Amount be allocated to such Pre-emptive Party.
(b)	Any excess New Securities (the “Excess New Securities”) not yet allocated after employing the procedures set out in Clause 5.2(a) shall be allocated among all the Pre-emptive Parties whose Pre-emptive Amounts have not yet been satisfied in proportion to each such Pre-emptive Party’s respective Excess Pro-rata Amount (as defined below) (with rounding to avoid fractional shares) PROVIDED THAT in no event shall a Pre-emptive Party be required to purchase more New Securities pursuant to this Clause 5.2(b) than as specified in the Exercise Notice of such Pre-emptive Party, PROVIDED FURTHER THAT the procedures set out in this Clause 5.2(b) shall only be employed once in any issuance of New Securities of the Company.

(c)	For the purpose of this Clause 5.2, a Pre-emptive Party’s “Pro-rata Amount” is equal to the product obtainable by multiplying (x) the total number of New Securities, by (y) a fraction, the numerator of which shall be the number of Ordinary Shares and Ordinary Shares Equivalents owned by such Pre-emptive Party on the date of the Issuance Notice and the denominator of which shall be the aggregate number of all Ordinary Shares and Ordinary Shares Equivalents owned by all the Pre-emptive Parties on the date of the Issuance Notice.

(d)	For the purpose of this Clause 5.2, a Pre-emptive Party’s “Excess Pro-rata Amount” is equal to the product obtainable by multiplying (x) the total number of Excess New Securities, by (y) a fraction, the numerator of which shall be the number of Ordinary Shares and Ordinary Shares Equivalents owned by such Pre-emptive Party on the date of the Issuance Notice and the denominator of which shall be the aggregate number of all Ordinary Shares and Ordinary Shares Equivalents owned by all the Pre-emptive Parties on the date of the Issuance Notice whose Pre-emptive Amounts have not yet been satisfied after employing the procedures set out in this Clause 5.2.
5.3	If there remain excess New Securities after employing the procedures set out in Clauses 5.2(a) and 5.2(b) or if no Pre-emptive Party exercises its right under this Clause 5 to purchase New Securities within ten (10) Business Days following the receipt by all Pre-emptive Parties of the Issuance Notice, the unsubscribed New Securities may be offered by the Company within thirty (30) days thereafter to any Person at a price not less, and upon terms no more favourable to such Person than specified in the Issuance Notice, PROVIDED THAT no New Securities shall be allotted or issued to any Person who is not a Party unless and until such Person has delivered to the Company a duly executed Joinder Agreement taking immediate effect. If the Company does not enter into an agreement for the sale of the unsubscribed New Securities within such thirty (30)-day period or, if such agreement is not completed within thirty (30) days after the execution thereof, the Company shall not thereafter issue or sell any such unsubscribed New Securities without again first offering such unsubscribed securities in the manner provided in Clauses 5.1 and 5.2.

5.4	Notwithstanding anything stated to the contrary herein, the pre-emptive rights described in this Clause 5 shall not apply to:
(a)	Ordinary Shares issued or offered in a Qualified IPO or, in connection with any other public offering by the Company of its Shares provided that such offering has been duly approved in accordance with Clause 9.1;

(b)	Preferred Shares issued pursuant to the Share Purchase and Subscription Agreement and Ordinary Shares issued upon conversion thereof;

(c)	Shares issued in connection with a share split, scrip dividend or other similar event that has been duly approved in accordance with Clause 9.1;

(d)	Shares issued under any Share Incentive Plan approved pursuant to Clause 9.1, and the issuance of any Shares upon the exercise or conversion of any Convertible Securities or other equity awards under such Share Incentive Plan;

(e)	Ordinary Shares issued upon exercise of Existing Warrants or the New Warrants;

(f)	any issuance of Ordinary Shares (or other Shares) in connection with the exercise, conversion or exchange of any Convertible Securities that have been previously issued in accordance with the pre-emptive rights described in this Clause 5 (in each case, pursuant to the terms of the relevant Convertible Securities as unmodified); and

(g)	any issuance of Shares in connection with a bona fide acquisition of another company or business, provided that such acquisition has been duly approved in accordance with Clause 9.1.
5.5	The non-exercise of the pre-emptive rights described in this Clause 5 by any of holder of Preferred Shares will not preclude the exercise of the pre-emptive rights by such holder of Preferred Shares in relation to any subsequent issuance of New Securities of the Company.

5.6	This Clause 5 shall terminate upon the closing of a Qualified IPO.

6	Undertakings Relating to a Qualified IPO

6.1	The Company, the Key Shareholder and LJ International agree and undertake to the Investors that:
(a)	they shall take all necessary steps and use their best efforts to effect a Qualified IPO within thirty six (36) months after the Completion Date, including, without limitation, establishing the IPO Committee as soon as practical following Completion, which IPO Committee shall engage regular outside legal counsel and financial advisors and work with such counsel, advisors and the auditors, as may be necessary or appropriate, in connection with the foregoing;

(b)	within twenty-four (24) months of the Completion, shall, in consultation with the IPO Committee and its and their outside legal counsel and financial advisors, deliver to the Investors a reasonably detailed plan setting forth, among other things, the requirements or milestones for effecting the Qualified IPO and the expected timing for satisfying each such requirement or milestone;

(c)	to the extent permitted by the relevant stock exchange and regulatory body, at a Qualified IPO, each Investor shall be able to sell such number of its Ordinary Shares as it may so request, up to such Investor’s IPO Share Transfer Limit, in connection with the placement of Ordinary Shares in the Qualified IPO at the price and on other terms not less favourable to such Investor than to any other selling Shareholder in the IPO or, where there is no other selling Shareholder, to the Company;

(d)	to the extent permitted by the relevant stock exchange and regulatory body, all costs and expenses (excluding underwriting discounts and commissions but including fees of the Company’s counsel and all other expenses related to the Qualified IPO or the registration in relation to the Qualified IPO) in connection with the shares of the Investors being sold in the Qualified IPO as referred to in Clause 6.1(c) shall be borne by the Company; provided, that in the event that any selling Shareholder appoints its own counsel other than the Company’s counsel in relation to the Qualified IPO, the fees of such selling Shareholder’s own counsel and other special fees or expenses shall be borne by such selling Shareholder; and

(e)	they shall take all necessary steps permitted by Applicable Law to enable the Shares of the Investors to be freely traded on the public market as soon as possible after the closing of a Qualified IPO.
6.2	The right of the Investors referred to in Clauses 6.1(c), (d) and (e) shall be freely assigned together with the Transfer of any Shares owned or held by the Investor PROVIDED THAT the transferee(s) have delivered to the Company a duly executed Joinder Agreement taking immediate effect.

6.3	The provisions of this Clause 6.3 shall apply in the event that a Qualified IPO has not occurred on or prior to the third (3rd) anniversary of the Completion (in addition to any other rights and remedies such Investor may have under the Transaction Documents or Applicable Law).
(a)	Each Investor shall have the right (but not the obligation) to take the following actions in respect of each Share held by such Investor:
(i)	cause the Company to redeem each Preferred Share held by such Investor in accordance with the redemption provisions under the Articles; or

(ii)	exchange each Share for ordinary shares in the share capital of LJ International (the “Flip-Over Option”), which, for the purpose of such exchange, each such Share shall be exchangeable into a certain number of common shares of LJ International based on an exchange ratio determined in accordance with the principles set forth in Schedule 1 hereof.
For the avoidance of doubt, exercise by an Investor of its right to cause the redemption of some (but not all) of the Preferred Shares held by it pursuant to Clause 6.3(a)(i) shall not preclude such Investor from exercising its Flip-Over Option with respect to any of the remaining Preferred Shares held by it pursuant to Clause 6.3(a)(ii) (and vice versa), provided, that with respect to each Preferred Share, an Investor may only make one of the foregoing elections. Notwithstanding the foregoing, if the funds of the Company legally available for redemption of Preferred Shares are insufficient to redeem any Preferred Shares to be redeemed on such date or such redemption is otherwise prohibited by Applicable Law, an affected Investor may rescind such redemption election and, in lieu of such redemption, exercise its Flip-Over Option with respect to such unredeemed Preferred Shares.

(b)	In furtherance of and as security for the Flip-Over Option under Clause 6.3(a)(ii), LJ International hereby undertakes to the Investors to:
(i)	in connection with any exercise by an Investor of such Investor’s Flip-Over Option in accordance with Clause 6.3(a)(ii), at its own cost, do or procure to be done all further acts and things reasonably required for the purpose of effecting the exchange of Preferred Shares into common shares of LJ International in accordance with Clause 6.3(a)(ii); and

(ii)	take such action as necessary to preserve the rights of the Investors to exercise their Flip-Over Option and not take or agree to take any actions or steps that are reasonably likely to materially impair the ability of the Investors to exercise their Flip-Over Option or diminish the value of LJ International, or its assets, prospects, operations or condition (financial or otherwise), including, without limiting of any of the foregoing:
(A)	maintaining LJ International’s “home country” exemption from the Rule 5600 Series of The Nasdaq Global Market (or any successor rules and regulations) requiring shareholder approval for share issuances that will result in a change in control; the issuance of shares in related party transactions or other transactions in which LJ International may issue 20% or more of its outstanding shares, or, below market issuances of 20% or more of LJ International’s outstanding shares to any person;

(B)	reserving and keeping available out of its authorized but unissued share capital, solely for the purpose of effecting any exercise of the Flip-Over Option, such number of its ordinary shares as shall from time to time be sufficient to effect the exercise of the Flip-Over Option in respect of all outstanding Preferred Shares;

(C)	listing such shares on Nasdaq or other applicable exchange; and

(D)	effecting or permitting any material asset transfers or dispositions below fair market value, or, following the second (2nd) anniversary of the Completion Date, any declaration of any cash or special dividends.
(c)	In addition to and separate from the rights set forth in Clause 6.3(a), in the event that a Qualified IPO has not occurred on or prior to the third (3rd) anniversary of the Completion Date, then so long as FountainVest together with its Affiliates hold the Minimum Share Capital, each FountainVest Director shall have three (3) votes at all meetings of the Directors attended by him with respect to all matters pertaining only to a Qualified IPO or other similar transaction related to effecting or achieving an exit or realization event in respect of its investment in the Company and the Key Shareholder and LJ International shall exercise all their voting rights and other powers in relation to the Company and the other Group Companies to procure that (subject to Applicable Law) the spirit and intention of this Clause 6.3(c) is given full force and effect.

(d)	In connection with (i) Qualified IPO (or any other a public offering of shares) in the United States or in any other jurisdiction requiring the registration of the shares or such other shares as may be issued to each Shareholder in anticipation of the Qualified IPO (or such other public offering) whether such shares are in the Company or in a company directly or indirectly controlling the Company, or (ii) any exercise of the Flip-Over Option (so long as LJ International’s shares are registered under the Securities Act of 1933 and traded in the United States or in any other jurisdiction requiring the registration of shares), then Investor shall have the right to require LJ International or the relevant Group Company, as the case may be, at LJ International’s or such Group Company’s expense, to register with the US Securities and Exchange Commission or the equivalent body in the country in which the applicable shares are primarily listed, the whole or any part of the Investor’s shares (at such Investor’s discretion) by giving such Investor customary demand, piggy-back and shelf registration rights.

7	Non-Competition
(a)	Each of the Key Shareholder and LJ International undertakes to the Company and the Investors that, for so long as it has any beneficial interest in any Shares either directly or indirectly, it will refer to the Group all business opportunities in respect of the Group Business that it may come across.

(b)	Each of the Key Shareholder and LJ International undertakes to the Company and the Investors that, for so long as it has any beneficial interest in any Shares either directly or indirectly, and for a period of twenty-four (24) months after it ceases to be so interested, it will not, and shall procure than none of its Related Parties will, without the prior written consent of the Board:
(i)	in the PRC, Hong Kong, Macau Special Administrative Region, Taiwan and such other countries in Asia, either on its own account or through any of its Affiliates or in conjunction with or on behalf of any other person, carry on or be engaged, concerned or interested directly or indirectly, whether as a director, employee, partner, adviser, agent or otherwise carry on any business in competition with the Group Business;

(ii)	either on its own account or through any of its Affiliates or in conjunction with or on behalf of any other person solicit or entice away or attempt to solicit or entice away from any Group Company, any person, firm, company or organization who is or shall at any time within twelve (12) months prior to such cessation have been a customer, client or agent of such Group Company;

(iii)	either on its own account or through any of its Affiliates or in conjunction with or on behalf of any other person, employ, solicit or entice away or attempt to employ, solicit or entice away from any Group Company any person who is or shall have been at the date of or within twelve (12) months prior to such cessation an officer, manager, consultant or employee of any such Group Company, whether or not such person would commit a breach of contract by reason of leaving such employment; and

(iv)	neither it nor any of its Affiliates will at any time hereafter, in relation to any trade, business or company use “ENZO” in its name or in the name of any of its products, services or their derivative terms, or the Chinese or English equivalent or any similar word in such a way as to be capable of or likely to be confused with the name of any Group Company or the product or services or any other products or services of any Group Company, and shall use all reasonable endeavours to procure that no such name shall be used by any of its Affiliates.
(c)	The Company undertakes that that, for so long as LJ International and the Key Shareholder have any beneficial interest in any Shares either directly or indirectly, and for a period of twenty-four (24) months after they cease to be so interested, the Company will not without the prior written consent of the board of directors of LJ International, in the United States, Canada, Australia and Europe, either on its own account or through any of its Affiliates or in conjunction with or on behalf of any other person, carry on or be engaged, concerned or interested directly or indirectly, in competition with the wholesale jewellery business (including, without limitation, the manufacture and wholesale marketing of jewellery products) as presently conducted by LJ International and its subsidiaries (excluding the Group); provided, however, that the forgoing restriction shall not apply to any investments in, acquisitions of, or joint ventures or similar arrangements with, any Person in which the wholesale jewellery business or franchises does not constitute more than thirty percent (30%) of the operating profit of such Person’s business or franchise at the time of such investment, acquisition, joint venture or similar arrangement (as the case may be).

(d)	Each and every obligation under Clauses 7(a), 7(b) and 7(c) shall be treated as a separate obligation and shall be severally enforceable as such and in the event of any obligation or obligations being or becoming unenforceable in whole or in part, such part or parts which are unenforceable shall be deleted from such clause and any such deletion shall not affect the enforceability of the remainder parts of such clause.

(e)	The Key Shareholder, LJ International, the Company and the Investors agree that having regard to all the circumstances, the restrictive covenants contained in Clauses 7(a), 7(b) and 7(c) are reasonable and necessary for the protection of the Group and the Investors, and further agree that having regard to those circumstances the said covenants are not excessive or unduly onerous upon LJ International, the Key Shareholder or the Company (as the case may be). However, it is recognized that restrictions of the nature in question may fail for technical reasons currently unforeseen and accordingly it is hereby agreed and declared that if any of such restrictions shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of LJ International, the Group or the Investors’ investment in the Group (as applicable), but would be valid if part of the wording thereof were deleted or the periods thereof reduced or the range of activities or area dealt with thereby reduced in scope, the said restriction shall apply with such modification as may be necessary to make it valid and effective.

(f)	The Key Shareholder, LJ International, the Company and the Investors further agree that if the Key Shareholder, LJ International or the Company breaches any undertaking in this Clause 7, damages may not be an adequate remedy in which case such undertaking may be enforced by injunction, order for specific performance or such other equitable release as a court of competent jurisdiction may see fit to award.
8	Directors and Management

8.1	The Board shall be responsible for the overall direction, supervision and management of the Group. The Key Shareholder, LJ International and the Company shall ensure that all Group Companies shall conduct their businesses in accordance with instructions of the Board or the board of directors of each Group Companies (as the case may be).

8.2	Following the Completion, the Board shall consist of seven (7) Directors.

8.3	The composition of the Board shall be determined as follows:
(a)	for as long as the Key Shareholder holds a majority of the total issued and outstanding Ordinary Shares on a Fully-Diluted Basis, it shall have the right to nominate, from time to time (and at any time), persons to occupy four (4) positions or vacancies on the Board, one of which shall at all times be Yu Chuan (Lorenzo) YIH, who shall serve as chairman of the Board;

(b)	for as long as FountainVest together with its Affiliates hold in aggregate not less than the Minimum Share Capital, it shall have the right to nominate, from time to time (and at any time), persons to occupy two (2) positions or vacancies on the Board (such Persons nominated by FountainVest being referred in this Agreement as the “FountainVest Directors”); and

(c)	for as long as Spring Capital together with its Affiliates hold in aggregate not less than the Minimum Share Capital, it shall have the right to nominate, from time to time (and at any time), persons to occupy one (1) position or vacancy on the Board (such Person nominated by Spring Capital being referred in this Agreement as the “Spring Capital Director” and, together with the FountainVest Directors, the “Investor Directors”).
8.4	A Director nominated by a Party as of right hereunder pursuant to Clause 8.3 to a position or vacancy on the Board, upon the relevant Party ceasing to hold the right hereunder to nominate individuals to occupy such position, shall be removed as soon as practicable therefrom, and such Party undertakes to procure the resignation of such Director(s) as if a motion had been duly made for such removal under this Clause 8). If the resignation letter of such Director is not submitted to the Board within reasonable time, each Party agrees to vote all of the Shares registered in such Party’s name or otherwise held by such Party to effect the removal of such Director, subject to and in accordance with the Articles and Applicable Law.

8.5	Without prejudice to the right of the Company to remove any Director for misconduct under Applicable Law and subject to any removal pursuant to Clause 8.4, a Director nominated by a Party as of right hereunder pursuant to Clause 8.3 may be removed from office only by the Party entitled to nominate him, and, upon such removal, or any death, resignation or incapacity of any Director nominated by such Party as of right hereunder, such Party may appoint another Director in his place for so long as it is entitled to appoint and maintain the relevant number of Directors pursuant to Clause 8.3. Any such steps, including appointment or removal, shall be effected by the said Party giving notice of no less than five (5) Business Days in writing to the Company or the Board, and shall take effect, subject to any contrary intention expressed in the notice, as soon as possible after the notice is so delivered.

8.6	As soon as practicable, but in any event within five (5) Business Days after delivery of the notice specified in Clause 8.5, the Parties shall take or cause to be taken such corporate actions as may be reasonably required to cause the election or replacement proposed in such notice, and the Parties agree to vote their Shares in favour of such election or replacement. Such corporate actions may include calling a meeting or circulating a written resolution of the Board, or calling a meeting or circulating a written resolution of the Shareholders of the Company, as applicable.

8.7	Subject to Applicable Law and Clause 6.3(c), each Director shall have one (1) vote at all meeting of the Directors attended by him.

8.8	Each of the Parties having a right to nominate any Director hereunder undertakes to each other Party that it shall ensure that each Director nominated by it shall comply with the provisions of this Agreement subject always to Applicable Law.

8.9	For so long as FountainVest has the right hereunder to nominate the FountainVest Directors to the Board, at least one FountainVest Director shall serve on each of the committees of the Board, and, for so long as Spring Capital has the right hereunder to nominate the Spring Capital Director to the Board, the Spring Capital Director shall serve on each of the committees of the Board.

8.10	The Company shall maintain (and LJ International and the Key Shareholder shall cause the Company to maintain) the following committees of the Board, with the composition, roles and responsibilities, enumerated in this Clause 8.10 (including all incidental roles and responsibilities as well as such other roles and responsibilities as may be determined from time to time by the Board):
(a)	an executive committee;

(b)	a compensation committee; and

(c)	an IPO committee (“IPO Committee”), consisting of three (3) members and chaired by the FountainVest Director (so long as FountainVest has the right hereunder to nominate the FountainVest Directors to the Board), which committee, consistent with Clause 8.9, shall also include one (1) Director nominated by Spring Capital (so long as Spring Capital has the right hereunder to nominate the Spring Capital Director to the Board) with the balance of members designated by the Key Shareholder, and shall be responsible for selecting the underwriters, outside legal counsel and financial advisors in connection with a Qualified IPO and determining the timing, pricing and size of, and other relevant milestones and steps in connection with, a Qualified IPO (in each case, subject to agreement by the IPO Committee members).
8.11	The Company at its sole cost and expense shall (for so long as and covering any and all periods such Investor Directors are serving, including after a Qualified IPO):
(a)	take out directors’ liability and indemnity insurance for the Investor Directors, each policy with an insured amount and other terms and conditions that shall be agreed upon by the Company and the Investors, and deliver to the Investors true and accurate copies of such policies forthwith after the policies have been taken out; and

(b)	indemnify and hold harmless the Investor Directors, and their respective Investor nominating parties, from and against any loss or damage incurred by them for any act or omission taken or suffered by the Investor Directors in connection with acting as a Director, to the maximum extent permitted under Applicable Law, subject to the Articles and customary restrictions on indemnity for acts or omissions taken in bad faith against the Group’s best interest or involving fraud or felonious actions or omissions.
8.12	At least seven (7) Business Days’ written notice shall be given to each Director of any meeting of the Board, and of any meeting of any committee of the Board, unless waived by each Director or each member of any committee of the Board (as the case may be). Each notice shall include an agenda identifying in reasonable detail the matters to be discussed at the meeting together with copies of any relevant papers to be discussed at the meeting. The Company shall procure that draft minutes of all meetings of the Board and all committees of the Board are sent to each of the Directors within thirty (30) Business Days after the holding of such meetings. Each Director shall be entitled to appoint any person or any other Director to be his alternate and each alternate shall have one vote for every Director whom he represents, provided that if such alternate is himself a Director then he shall have one vote for every Director whom he represents in addition to any vote of his own.

8.13	Meetings of the Board and of committees of the Board shall be held at least once every three (3) calendar months and, subject to Applicable Law and the Articles, matters arising at any meeting of the Board or any committee of the Board shall be decided by a simple majority of votes.

8.14	Subject to Clause 8.15 and notwithstanding any additional quorum requirements that may be set forth in the Articles or required under Applicable Law, the quorum necessary for the transaction of business at a meeting of the Board or any committee of the Board shall be at least a majority of the Directors then serving present in person or by telephone or video conference including one (1) FountainVest Director or his alternate (so long as FountainVest has the right hereunder to nominate the FountainVest Directors to the Board).

8.15	If at least one (1) FountainVest Director or his alternate is not present within an hour of the time appointed for a duly convened meeting of the Board or any committee of the Board, as the case may be, such a quorum is not present, the meeting shall stand adjourned to the same day in the following week at the same time and place and, if at such adjourned meeting, such a quorum is still not present, those directors present shall be deemed a quorum and may transact the business for which the adjourned meeting was originally convened regardless of whether there is at least one FountainVest Director or his alternate in person or by an alternate or proxy at such adjourned meeting.

8.16	The Company, LJ International, the Key Shareholder and any other Group Companies shall procure that each Senior Manager, but excluding the Investor Directors and any non-executive director of any Group Company:
(a)	shall devote at least a majority of his business time to the Group’s business; and

(b)	shall not engage directly or indirectly in a business or activity, or invest in, advise on or participate in any business or activity, which competes or may compete with the Group Business (provided that such individual or any of his Affiliates may hold not more than five per cent of the issued voting share capital of any company whose shares are listed on a stock exchange).
8.17	All of the Investors’ rights and privileges in relation to appointment, removal and replacement of Directors and other procedural matters set out in the foregoing provisions of this Clause 8 shall apply mutatis mutandis to the board of directors of such other Group Companies as the Investors may require.

8.18	Each Party agrees to exercise all rights attaching to the Shares it holds and agrees to vote all of its Shares at all times and from time to time at any shareholder meeting, adjournment, postponement or continuation thereof, or by written resolution or consent of Shareholders, and to otherwise exercise all Control and power over the Company available to such Party (whether by virtue of office, directorship, contract or otherwise), in order to ensure and carry out the agreements set forth in this Clause 8 (including, for the avoidance of doubt, to cause the election or appointment to the Board of such individuals as are nominated to the Board by the Investors), and to prevent any action by the Company or the Shareholders thereof that is inconsistent with such agreements, until the termination of this Agreement in accordance with its terms.

9	Reserved Matters

9.1	Unless contemplated under the Share Purchase and Subscription Agreement or this Agreement, the Company, LJ International and the Key Shareholder jointly and severally undertake to the Investors that, following the Completion, they will exercise all their voting rights and powers in relation to the Company and/or other Group Companies so as to procure that the following matters shall not be effected, and no agreement or commitment to engage in any such matters shall be entered into by the Company or any other Group Companies (with references herein to the Company deemed to be read also as a reference to all of the other Group Companies under this Clause 9.1), (i) for so long as FountainVest together with its Affiliates hold in aggregate not less than the Minimum Share Capital, and in respect of all of the following Reserved Matters, without the prior written consent of FountainVest and (ii) for so long as Spring Capital together with its Affiliates hold in aggregate not less than the Minimum Share Capital and, in respect of the Reserved Matters specified in Clauses 9.1(a), (b), (d), (e) or (f) only, without the prior written consent of Spring Capital, provided that this subclause (ii) shall not apply in respect of matters effected in connection with or reasonably related to bona fide debt or equity financing transactions):
(a)	amend or adopt any change to the Memorandum or the Articles;

(b)	make any material change to the scope, or nature of the Group Business, or cessation of any material business line of the Group;

(c)	enter into any merger, consolidation, amalgamation, scheme of arrangement or other business combination with or into any other Person;

(d)	commence or consent to any action that would reasonably result in an Insolvency Proceeding with respect to any Group Company or any of its assets;

(e)	reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any Equity Securities of any Group Company or make any other change with respect to its capital structure;

(f)	declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Equity Securities of any Group Company, except for any distribution or dividend with respect to which the sole recipient of any proceeds therefrom is another Group Company;

(g)	incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the Approved Annual Budget and (ii) any unbudgeted capital expenditures not to exceed RMB 4,000,000 individually or RMB 20,000,000 in the aggregate during any fiscal year;

(h)	acquire (by merger, consolidation, scheme of arrangement, acquisition of stock or assets or otherwise), directly or indirectly, any assets, Equity Securities, properties, interests or businesses, other than purchases of (i) inventory, raw materials, equipment and supplies in the ordinary course of business consistent with past practice, (ii) as contemplated in the Approved Annual Budget or (iii) assets with value not in excess of RMB 20,000,000 in the aggregate;

(i)	sell, lease, cause or permit the creation of any Encumbrance upon or otherwise transfer any assets, properties, interests or businesses, other than sales of (i) obsolete equipment in the ordinary course of business consistent with past practice, (i) as contemplated in the Approved Annual Budget, or (iii) assets with value not in excess of RMB 20,000,000 in the aggregate;

(j)	enter into any joint venture or partnership other than a strategic alliance not involving any Equity Securities or equity-related investment;

(k)	any adoption, entering into, amendment, modification or termination (partial or complete) of any Share Incentive Plan.

(l)	issue any Equity Securities of any Group Company except the (i) issuance of Ordinary Shares upon the conversion of any Preferred Shares or upon the exercise of the Existing Warrants or New Warrants or the issuance of any Equity Securities upon exercise of Convertible Securities, or the conversion or exchange of any Convertible Securities, which were issued prior to the date hereof or where the original issuance of such Convertible Securities had previously been approved pursuant to this Clause 9.1; and (ii) any allotment or issuance of Shares in connection with a Qualified IPO;

(m)	sell or dispose of any Equity Security of any Group Company or enter into any transaction pursuant to which any Group Company, directly or indirectly, gives up Control over any of its subsidiaries;

(n)	implement or act to facilitate an initial public offering of the Equity Securities of any Group Company other than a Qualified IPO; provided that any such other initial public offering of the of the Equity Securities of any Group Company as may be approved pursuant to this Clause 9.1 shall, once approved, be deemed a “Qualified IPO” for all purposes under this Agreement;

(o)	make any appointment of underwriters, financial advisors, brokers, placement agent or other similar professionals in connection with, or make any commitment or binding decision with respect to the timing and circumstances of, any proposed public offering by the Company or any Group Company of any Equity Shares thereof;

(p)	incur any indebtedness for borrowed money (including evidenced by notes, bonds, debentures or similar instruments, or for the deferred purchase price of goods or services) or guarantees thereof other than (i) pre-payment or advances in respect of goods or services paid to a Group Company by its customers in the ordinary course of business, (ii) trade credit in respect of goods or services purchased by a Group Company in the ordinary course of business, and (iii) indebtedness for borrowed money procured in the ordinary course of business from financial lenders of national or international repute of an aggregate outstanding amount not in excess of RMB150,000,000 (which, for the avoidance of doubt, would not include any debt financing from investment funds, hedge funds and individuals or in respect of debt securities convertible into any Equity Securities of the Group Companies);

(q)	appoint any initial chief executive officer, chief financial officer and chief operating officer of the Group that is not a Senior Manager or remove or replace the chief executive officer, chief financial officer and chief operating officer of the Group;

(r)	hire or dismiss more than twenty percent (20%) of the then total number employees of the Company within any period of a calendar month;

(s)	increase the aggregate compensation of the ten highest paid members of the Group’s management team by more than fifteen per cent. (15%) within one year;

(t)	make any change in the size of the Board or any of its committees (or the roles, authority and responsibilities thereof) or the board of directors or any similar governing body of any other Group Company;

(u)	appoint or remove the Company’s auditors other than the initial appointment of one of the “Big Four” accounting firms (i.e., PricewaterhouseCoopers, Ernst & Young, Deloitte or KPMG);

(v)	permit any material change in (A) accounting or tax practices or policies, (B) its method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or tax purposes, or (C) the term of its fiscal year

(w)	enter into a transaction or series of transactions (or the termination, extension, continuation after expiry, renewal, amendment, variation or waiver of any term under agreement with respect to any transaction or series of transactions) with any Related Party except in the ordinary course of business conducted on an arm’s length basis or in relation to employment relationship or any Share Incentive Plan approved pursuant to this Clause 9.1; and

(x)	adopt the Annual Budget as the Approved Annual Budget or cause any amendment to the Approved Annual Budget then in effect;
9.2	LJ International and the Key Shareholder agree that they will exercise or refrain from exercising any voting rights or other powers of Control which they may have in or over any of the Group Companies so as to ensure that none of the actions set out in Clause 9.1 will be taken by any of the Group Companies without the same prior approval as required under Clause 9.1, insofar as it is not inconsistent with or contrary to the Applicable Law of the jurisdiction in which any of the Group Companies is organised or the constitutional document of any of the Group Companies.

10	Information and Inspection Rights

10.1	Following the Completion and as long as the Investors continue to hold any Shares, the Company shall supply to such Investors:
(a)	audited consolidated financial statements of the Group including audited consolidated profit and loss accounts, balance sheets and statements of cash flow prepared in accordance with IFRS and the auditor’s report with respect thereto within ninety (90) days after the end of each financial year;

(b)	audited financial statements of principal Group Companies prepared in accordance with the local generally acceptable accounting practice and the auditors’ reports with respect to such financial statements within ninety (90) days after the end of each financial year;

(c)	unaudited quarterly consolidated financial statements of the Group including consolidated profit and loss accounts, balance sheets and statements of cash flow prepared in accordance with IFRS within sixty (60) days after the end of each financial quarter;

(d)	unaudited quarterly financial statements of principal Group Companies including profit and loss accounts, balance sheets and statements of cash flow prepared in accordance with the local generally acceptable accounting practice within sixty (60) days after the end of each financial quarter;

(e)	unaudited monthly revenue the Group and data tracking, within fifteen (15) days after the end of each financial month;

(f)	unaudited monthly financial statements of principal Group Companies prepared in accordance with the local generally acceptable accounting practice including profit and loss accounts, balance sheets and statements of cash flow within fifteen (15) days after the end of each financial month;

(g)	full details of any progress in relation to the Qualified IPO, including the application documents in relation to the Qualified IPO and all correspondence with the relevant stock exchange as soon as practicable; and

(h)	as soon as practicable, but in any event at least thirty (30) days prior to the end of each fiscal year, a draft Annual Budget.
10.2	All financial statements referred to in Clauses 10.1(a) and 10.1(b) shall be audited by the Company’s auditors, which shall be one of the “Big Four” accounting firms.

10.3	The Company shall, and shall cause the other Group Companies to, permit any one or more representatives designated by an Investor, at such Investor’s expense, to visit and inspect any of the properties of any Group Company, including its books of account and records (and to make copies thereof and to take extracts therefrom) and facilities, and to discuss that Group Company’s affairs, finances and accounts with its officers or employees, the Group’s Company’s auditors and legal advisers during normal business hours of such Group

Companies and at such reasonable times with reasonable prior written notice by the Investor to the Group Companies to be inspected. Any representative(s) of an Investor shall not be a director, officer or employee of a competitor of the Group. All information delivered to or received by any Investor or representative thereof in accordance with this Clause 10.3 shall be confidential information and shall not be disclosed to any Person not being a Party hereto except as permitted under Clause 12 of this Agreement.

10.4	The information and inspection rights set out in this Clause 10 shall terminate upon the closing of a Qualified IPO.

11	Payment and Tax Matters

11.1	All payments to be made to an Investor by any of the other Parties under this Agreement shall be made:
(a)	in full without any Person being able to set-off any amounts due to it or claimed by it; and

(b)	without withholding or deduction of or on account of any present or future Taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any Governmental Authority having power to tax unless the withholding or deduction of such Taxes, duties, assessments or governmental charges is required by law.
11.2	The Company shall, and shall cause each Group Company to, use its best efforts to avoid classification as a “passive foreign investment company” (a “PFIC”) as defined in section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for the current and any future taxable year.

11.3	Within forty-five (45) days from the end of each taxable year of the Company, the Company shall determine, in consultation with its auditors, whether any Group Company was a PFIC in such taxable year.

11.4	Upon request, the Company shall make available to the Investors all information the Company and its auditors used to determine whether any Group Company was a PFIC in any taxable year.

11.5	If it is determined that a Group Company was a PFIC in such taxable year (or if a Governmental Authority or the Investors informs the Company that it has so determined), the Company shall, within sixty (60) days from the end of such taxable year, inform the Investors of such determination and shall provide or cause to be provided such information as the Investors may reasonably request to enable the Investors to comply with any reporting requirements in connection with such determination, including information needed to elect to treat the applicable Group Company as a “qualified electing fund” (within the meaning of section 1295 of the Code), and a complete and accurate “PFIC Annual Information Statement” for the applicable Group Company as described in section 1.1295-1(g)(1) of the U.S. Treasury Regulations.

11.6	None of the Group Companies will take any action inconsistent with its treatment as a corporation for U.S. federal income tax purposes and will not elect to be treated as other than a corporation for U.S. federal income tax purposes.

12	Announcements and Confidentiality

12.1	Each Party acknowledges that the terms, conditions and existence of the Transaction Documents, and all exhibits, restatements and amendments hereto and thereto, the identities of any of the Parties, and other information of a non-public nature received from any other Party or prepared by such Party exclusively in connection herewith or therewith (collectively, the “Financing Terms”) except as the Company and the Investors shall mutually agree otherwise shall be considered confidential information and shall not be disclosed by it to any third party except in accordance with the provisions set forth in this Clause 12.

12.2	Notwithstanding anything in the foregoing to the contrary,
(a)	any Party shall have the right to disclose:
(i)	solely for the purpose of consummation of the transactions contemplated by the Transaction Documents, any information to such Party’s and/or its respective fund managers’ and/or its Affiliates’ legal counsel, fund manager auditor, accountant, consultant or to an officer, director, general partner, limited partner, its fund manager, shareholder, investment counsel or advisor on a need-to-know basis; provided, however, that any counsel, auditor, accountant, consultant, officer, director, general partner, limited partner, fund manager, shareholder, investment counsel or advisor shall be advised of the confidential nature of the information or are under appropriate non-disclosure obligation imposed by professional ethics, law or otherwise;

(ii)	in the case of the Investors, any information for fund and inter-fund reporting purposes (including to its partners (limited or general), affiliated investment or co-investment funds or other Person with participation rights in respect of such Investor or its affiliated investment or co-investment funds);

(iii)	in the case of any Party, any information to its current or bona fide prospective investors, investment banker (and in the case of the Investors, including its partners (limited or general), affiliated investment or co-investment funds or other Person with participation rights in respect of such Investor or its affiliated investment or co-investment funds) and any Person otherwise providing substantial debt or equity financing to such Person and professional advisors of the above-mentioned Persons; and/or

(iv)	any information as required by law, government authorities, exchanges and/or regulatory bodies, including by the Securities and Futures Commission of Hong Kong, the China Securities and Regulatory Commission of the PRC or the Securities and Exchange Commission of the United States (or equivalent for other venues), provided that the disclosing Party shall promptly notify the other Parties of such required disclosure and cooperate with the other Parties in making reasonable efforts to resist or restrict the disclosure of such information.
(b)	the confidentiality obligations set out in this Clause 12 do not apply to:
(i)	information which was in the public domain or otherwise known to the relevant Party before it was furnished to it by another Party hereto or, after it was furnished to that Party, entered the public domain otherwise than as a result of (A) a breach by that Party of this Clause 12 or (B) a breach of a confidentiality obligation by the discloser, where the breach was known to that Party;

(ii)	information the disclosure of which is necessary in order to comply with any Applicable Law, the order of any court, the requirements of a stock exchange or to obtain Tax clearance or other clearances or consents from any relevant authority; or

(iii)	information disclosed by any Director to his/her appointer in accordance with the foregoing provisions of this Clause 12.2.
12.3	Each Party agrees that the Investors’ Directors and their alternates shall be entitled to report all matters concerning the Group, including but not limited to matters discussed at any meeting of the Board and of any committee of the Board, to his appointer, and that the Investors’ Directors and their alternates may take advice and obtain instructions from their respective appointers, but without prejudice to the Investors’ Directors’ or their alternates’ obligation to act at all times in the best interests of the Company or the relevant subsidiary of the Company (where applicable) provided that their respective appointers shall be advised of the confidential nature of the information and is under appropriate non-disclosure obligation imposed by agreement, law or otherwise.

12.4	Other than for the purpose of a Qualified IPO or required by legal or regulatory authorities with competent jurisdiction, the Parties shall not make any announcement regarding the consummation of the transactions contemplated by this Agreement, the Transaction Documents and any related documentation in a press release, conference, advertisement, announcement, professional or trade publication, marketing materials or otherwise to the general public without the Company’s and the Investors’ prior written consent.

12.5	The obligations contained in this Clause 12 shall endure, even after the termination of this Agreement, without limit in point of time except to the extent that and until any confidential information enters the public domain as set out above.

13	Most Favoured Terms

13.1	With regard to any future equity capital raising or equity financing transaction by the Company or any other Group Company, no Group Company shall enter into any contract, agreement or understanding, whether written, oral, express or implied that has the effect of establishing rights or otherwise benefiting any existing or future investor in a manner more favourable in any respect than the rights and benefits established in favour of the Investors under the Share Purchase and Subscription Agreement and this Agreement unless, in each such case, the Investors are offered the opportunity to receive the rights and benefits of such contract, agreement or understanding as soon as is reasonably practicable thereafter;

13.2	Within ten (10) Business Days after each Investor receives a copy of such contract, agreement or understanding or otherwise receives notice of such right or benefit under Clause 13.1 above, such Investor may elect to accept such offer by notice to the Company in writing; and

13.3	The grant of such right or benefit under Clause 13.1 above to an Investor will be contingent upon its agreement to be bound by any such restriction, limitation or obligation that would have bound any other person offered such rights or benefits.

14	Management Incentive

14.1	The Parties shall cooperate and negotiate in good faith with each other in structuring and implementing an incentive scheme for Senior Management consistent with market practice and in accordance with the principles set forth in Schedule 2.

14.2	Notwithstanding anything to the contrary in Clause 14.1, the Parties shall discuss and cooperate in good faith in an effort to mutually agree upon and establish a Share Incentive Plan to provide for customary equity compensation for Senior Management and other key employees of the Group on terms and subject to conditions consistent with market practice, which Share Incentive Plan, if and when mutually agreed and adopted, shall (as may be agreed) replace or otherwise serve in lieu of some or all of the profit sharing arrangements set forth in Schedule 2.

15	Corporate Opportunities

15.1	To the maximum extent permitted by Applicable Law (i) each of the Investors and its respective Affiliates shall have the right to, and shall have no duty not to, engage in the same or similar business activities or lines of business as the Group, including those deemed to be competing with the Group, and (ii) in the event that an Investor (or any of its Affiliates) acquires knowledge of a potential transaction or matter that may be a business opportunity of the Group and such Investor (or any of such Investor’s Affiliates), such Investor shall have no duty (contractual or otherwise) to communicate or present such business opportunity to the Company and shall not be liable for breach of any duty (contractual or otherwise) by reason of the fact that such Investor (or any of such Investor’s Affiliates) directly or indirectly pursues or acquires such business opportunity for itself, directs such business opportunity to another person, or does not present such business opportunity to the Company. Notwithstanding anything to the contrary herein, this Clause 15 shall in no way diminish or modify any non-disclosure obligations of the Investors with respect to any duty to keep confidential information in accordance with the provisions set forth in Clause 12.

16	This Agreement

16.1	Each Party shall exercise all its voting rights (if any) and other powers in relation to the Company to procure that (to the extent that the same is within such powers and voting rights and subject to Applicable Law) the provisions of this Agreement are properly and promptly observed and given full force and effect according to the spirit and intention of this Agreement.

16.2	The Parties acknowledge and agree that where there is any conflict between the provisions of this Agreement and the Share Purchase and Subscription Agreement on one hand and the Memorandum and the Articles on the other hand, the provisions of this Agreement and the Share Purchase and Subscription Agreement shall prevail as between the Parties and the Parties shall take all necessary actions (including but not limited to amending the Memorandum and Articles) to give effect to this Agreement.

17	Effectiveness and Termination of this Agreement

17.1	This Agreement (save for any provisions which shall come into or continue to be in force and effect on or after the termination of this Agreement as expressly stated herein, in the Transaction Documents and those provisions which are necessary for the purposes of interpretation of this Agreement in respect thereof) shall terminate and cease to have effect on the earliest of the date on which:
(a)	a Qualified IPO is completed;

(b)	this Agreement is terminated by operation of law or by mutual agreement of all the Parties from time to time;

(c)	the date that the Investors or their respective lawful successors and assigns cease to hold any Preferred Shares (or Ordinary Shares upon the conversion of such Preferred Shares); or

(d)	if Completion has not occurred, the date the Share Purchase and Subscription Agreement has been terminated in accordance with the terms thereof, or if Completion has occurred, the date the transactions contemplated under the Share Purchase and Subscription Agreement have been unwound pursuant to clause 6.3.2 thereof.
PROVIDED THAT upon the Transfer by any Person of all Shares owned by it in accordance with the provisions hereof, such Person shall automatically cease to be a Party and shall have no further rights or obligations hereunder, except when the Key Shareholder ceases to be a Party, those obligations applicable to it set out in Clauses 7(b), (c), (d), (e) and (f) shall continue to be valid and effective. For the avoidance of doubt, upon completion of a Qualified IPO or upon all the Investors ceasing to be Parties, the Key Shareholder’s obligations under Clauses 7(b), (c), (d), (e) and (f) shall cease to have any force or effect.

17.2	The termination of this Agreement or rights and obligations hereunder shall not apply to the rights and obligations under Clauses 8.4 (solely in the case that this Agreement is terminated pursuant to Clause 17.1(a) above) and 12 (where applicable).

17.3	Any termination pursuant to Clause 17.1 shall be without prejudice to any accrued rights and liabilities of the Parties.

18	Form and Addresses

18.1	Any notice or other communication in connection with this Agreement shall be in writing in English and shall be sufficiently given or served if delivered or sent:

(a)	in the case of the Key Shareholder, LJ International or the Company, to

	Address:	Unit #12 12/F Block A
Focal Industrial Centre
21 Man Lok Street
Hung Hom, Kowloon
Hong Kong
	Fax:	(852) 2764-3783
	Attention:	Chairman

with a copy to:

	Address:	Andrew N. Bernstein, P.C.
8101 East Prentice Ave., Suite 890
Greenwood Village
Colorado 80111
	Fax:	(303) 770-7332
	Email:	anbpc@attglobal.net
	Attention:	Andrew N. Bernstein, Esq.

(b)	in the case of FountainVest to:

	Address:	c/o Walkers Corporate Services Limited
Walker House, 87 Mary Street

George Town KY1-9005
Grand Cayman, Cayman Islands
	Fax:	(345) 945 4757
	Attention:	Abali Hoilett / Isatou Sey

with a copy to:

	Address:	c/o FountainVest Partners (Asia) Limited
Suite 906, ICBC Tower
3 Garden Road,
Central, Hong Kong
	Fax:	(852) 3107-2490
	Email:	tingtingzhong@fountainvest.com
	Attention:	Tingting Zhong

and:

	Address:	O’Melveny & Myers LLP
31st Floor, AIA Central
1 Connaught Road Central
Central, Hong Kong
	Fax:	(852) 2522-1760
	Email:	dfreeman@omm.com
	Attention:	Douglas Freeman

(c)	in the case of Spring Capital to:

	Address:	c/o Spring Capital Asia, Limited
27/F, Entertainment Building,
30 Queen’s Road Central
Hong Kong
	Fax:	(852) 3667 7789
	Email:	vincent.chan@springcapasia.com
	Attention:	Vincent Chan, CEO

with a copy to:

	Address:	O’Melveny & Myers LLP
31st Floor, AIA Central
1 Connaught Road Central
Central, Hong Kong
	Fax:	(852) 2522-1760
	Email:	dfreeman@omm.com
	Attention:	Douglas Freeman

(d)	in the case of UCI to:

	Address:	c/o United Capital Investment
L/15F, Huamin Empire Plaza
No.728 Yan An Road (W)
Shanghai 200050,P.R.C.
	Fax:	86-21-52385499
	Email:	jimmyyu@ucigroup.cn
	Attention:	Jimmy Yu

(e)	in the case of Vantage to:

	Address:	c/o Vantage Capital Management
23rd Floor, Somptueux Central
52-54 Wellington Street
Central, Hong Kong
	Fax:	(852) 2906-2999
	Attention:	Albert Yu
or (in either case) to such other address as the relevant Party may have notified to the other Parties in writing in accordance with this Clause 18.

18.2	Unless there is evidence that it was received earlier, a notice is deemed given if:
(a)	if delivered by hand, at the time of delivery;

(b)	if sent by pre-paid recorded delivery or registered post, two (2) Business Days after posting and excluding the date of posting;

(c)	in the case of registered airmail, on the fifth (5th) day after and excluding the date of posting;

(d)	sent by fax, at the local time of the recipient upon successful completion of the transmission if delivered during normal business hours (or the next Business Day if delivered after normal business hours); and

(e)	sent by email, at the local time of the recipient if delivered during normal business hours (or the next Business Day if delivered after normal business hours).
19	Successors and Assigns

This Agreement shall be binding upon and enure for the benefit of the successors, assigns and legal personal representatives of the Parties.

20	Whole Agreement

This Agreement (together with the other Transaction Documents) constitutes the whole agreement between the Parties relating to the subject matter of this Agreement and supersedes any previous agreements or arrangements between them relating to the subject matter hereof.

21	Variations

This Agreement and its provisions may be amended, changed, waived, discharged or terminated only by an agreement in writing signed by LJ International, the Key Shareholder and the Company together with Investors holding two-thirds (2/3) of the Preferred Shares then held by all of the Investors; provided that any amendment that disproportionately adversely affects any other Investor as compared to the other Investors shall require the consent of such adversely affected Investor.

22	Invalidity

If any provision or part of a provision of this Agreement shall be, or be found by any authority or court of competent jurisdiction to be, invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions or parts of such provisions of this Agreement, all of which shall remain in full force and effect.

23	Remedies

The rights and remedies of each Party hereunder shall be cumulative and shall be in addition to and without prejudice to all other rights and remedies available to it (and, without prejudice to the generality of the foregoing, shall not extinguish any right to damages to which it may be entitled in respect of a breach of this Agreement) and no exercise or failure to exercise such a right shall constitute a waiver by it of any such other right or remedy.

24	No Waiver

No failure of a Party to exercise, and no delay or forbearance in exercising, any right or remedy in respect of any provision of this Agreement shall operate as a waiver of such right or remedy.

25	Further Assurance

At any time after the date of this Agreement, each Party shall, and shall use all reasonable endeavours to procure (to the extent it is legally or contractually entitled to do so) that any necessary third party shall, execute such documents and do such acts and things as the other Parties may reasonable require for the purpose of giving to such Parties the full benefit and provisions of this Agreement.

26	Time of the Essence

Time shall be of the essence of this Agreement, both as regards any dates, times and periods mentioned and as regards any dates, times and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the Parties.

27	Counterparts and Effectiveness

This Agreement may be executed (including by facsimile signatures) in one or more counterparts, and by the Parties on separate counterparts, but shall not be effective until each Party has executed at least one counterpart and each such counterpart shall constitute an original of this Agreement but all the counterparts shall together constitute one and the same instrument.

28	Rights of Third Parties

28.1	Nothing in this Agreement is intended to confer upon any person other than the Parties and their respective successors and permitted assigns any rights, benefits, or obligations hereunder.

28.2	The right of the Parties to terminate, rescind or agree to any amendment, variation, waiver or settlement under this Agreement is not subject to the consent of any person that is not a Party.

29	No Presumption

The Parties acknowledge that each Party has been represented by counsel in connection with this Agreement. Accordingly, any rule of law, or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the Party that drafted it, has no application and is expressly waived. If any claim is made by a Party relating to any conflict, omission or ambiguity in the provisions of this Agreement, no presumption or burden of proof or persuasion shall be implied by reason of this Agreement having been prepared by or at the request of any Party or its counsel.

30	Specific Performance

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each Party acknowledges that damages alone would not be an adequate remedy for any breach by it of the provisions of this Agreement. The Parties accordingly agree that, in addition to any other remedy to which they are entitled at law or in equity, the Parties are entitled to injunctive relief to prevent breaches of this Agreement and otherwise to enforce specifically the provisions of this Agreement. Each Party expressly waives any requirement that any other Party obtain any bond or provide any indemnity in connection with any action seeking injunctive relief or specific enforcement of the provisions of this Agreement.

31	Governing Law

This Agreement is governed by, and construed in accordance with, the laws of Hong Kong without giving effect thereof to the principles of conflict of laws.

32	Arbitration

32.1	Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity thereof, (each, a “Dispute”) shall be referred to and finally resolved by arbitration in accordance with the provisions of this Clause 32.

32.2	Where a Dispute is referred to arbitration by any Party, the arbitration shall take place in Hong Kong in accordance with the UNICITRAL Arbitration Rules as at present in force. The appointing authority shall be the HKIAC. The arbitration shall be managed by the HKIAC in accordance with its practice, rules and regulations. The place of arbitration shall be in Hong Kong at the HKIAC. There shall be one arbitrator who shall be appointed by the HKIAC. The language to be used in the arbitral proceedings shall be English and the Applicable Law of the arbitration shall be Hong Kong law.

32.3	The foregoing shall not preclude any Party from seeking interim relief or orders for interim preservation in any Court of competent jurisdiction. Any such application to Court shall not demonstrate an intention to act inconsistently in any way with the agreement to settle disputes by arbitration set out in this Clause 32.

33	Appointment of Process Agent

33.1	Spring Capital hereby irrevocably appoints Vincent Chan of 27/F Entertainment Building, 30 Queen’s Road, Central, Hong Kong as its agent to receive and acknowledge on its behalf service of any writ, summons, order, judgment or other notice of legal process in Hong Kong. If for any reason the agent named above (or its successor) no longer serves as agent of Spring Capital for this purpose, Spring Capital shall promptly appoint a successor agent, notify the other Parties thereof and deliver to the other Parties a copy of the new process agent’s acceptance of appointment, provided that until the other Parties receive such notification, they shall be entitled to treat the agent named above (or its said successor) as the agent of Spring Capital for the purposes of this Clause 33.1. Spring Capital agrees that any such legal process shall be sufficiently served on them if delivered to such agent for service at its address for the time being in Hong Kong whether or not such agent gives notice thereof to Spring Capital.

33.2	FountainVest hereby irrevocably appoints Tingting Zhong of Suite 906, ICBC Tower, 3 Garden Road, Central, Hong Kong as its agent to receive and acknowledge on its behalf service of any writ, summons, order, judgment or other notice of legal process in Hong Kong. If for any reason the agent named above (or its successor) no longer serves as agent of FountainVest for this purpose, FountainVest shall promptly appoint a successor agent, notify the other Parties thereof and deliver to the other Parties a copy of the new process agent’s acceptance of appointment, provided that until the other Parties receive such notification, they shall be entitled to treat the agent named above (or its said successor) as the agent of FountainVest for the purposes of this Clause 33.2. FountainVest agrees that any such legal process shall be sufficiently served on them if delivered to such agent for service at its address for the time being in Hong Kong whether or not such agent gives notice thereof to FountainVest.

33.3	Each of the Key Shareholder, LJ International and the Company hereby irrevocably appoints Lorenzo Crystal Limited of Unit 1209, Blk A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong as their agent to receive and acknowledge on their behalf service of any writ, summons, order, judgment or other notice of legal process in Hong Kong. If for any reason the agent named above (or its successor) no longer serves as agent of the Key Shareholder, LJ International and/or the Company for this purpose, the Key Shareholder, LJ International and/or the Company shall promptly appoint a successor agent, notify the other Parties thereof and deliver to the other Parties a copy of the new process agent’s acceptance of appointment, provided that until the Investors receive such notification, they shall be entitled to treat the agent named above (or its said successor) as the agent of the Key Shareholder, LJ International and/or the Company for the purposes of this Clause 33.3. The Key Shareholder, LJ International and the Company agree that any such legal process shall be sufficiently served on them if delivered to such agent for service at its address for the time being in Hong Kong whether or not such agent gives notice thereof to the Key Shareholder, LJ International and/or the Company.
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Schedule 1
Flip-Over Option
Flip-Over Exchange
1.	In the event that the Flip-Over Option is exercised by an Investor, each Preferred Share held by such Investor at the relevant time shall be exchangeable into the greater of:
(a)	33.80 newly issued common shares of LJ International (as adjusted for any share split, share dividend, combination, recapitalization or other similar transaction in or of the common shares of LJ International or the Preferred Shares occurring after the Completion Date); and

(b)	such number of newly issued common shares of LJ International as shall constitute such percentage of LJ International, after giving effect to such exchange and new issuance pursuant to the exercise of the Flip-Over Option and on a fully diluted basis (including all options and warrants outstanding), that is equal to:

(P / T) x (Retail Profits / Total Profits)
provided, that in no event shall Retail Profits / Total Profits be a number greater than one and one-fifth (1.2) and, for the avoidance of doubt, in the event that Retail Profits / Total Profits at the time of determination is greater than 1.2, then it shall be deemed to be 1.2 as of such time of determination.
Where
P = the number of Ordinary Shares issuable upon conversion of a Preferred Share as of the relevant time of determination;
T = the aggregate number of Ordinary Shares and Ordinary Share Equivalents issued and outstanding at the relevant time of determination;
Retail Profits = the net operating profit of the Group on a consolidated basis based on (i) the Company’s audited financial statements for the fiscal year (ended 31 December) immediately preceding the date of determination, and (ii) the Company’s financial statements for the immediately preceding two quarters, annualized and prepared in accordance with the Company’s past practices, whichever is higher, in each case excluding any non-recurring charges, non-recurring extraordinary gains, extraordinary credits realized by the Group and one-time write-downs and write-offs; provided, that, in the event that Retail Profits, at the time of determination, are less than one cent (US$0.01), then for all purposes under this Schedule 1 Retail Profits shall be deemed to be one cent (US$0.01) at the time of determination; and
Total Profits = the net operating profit of LJ International on a consolidated basis (which, for the avoidance of doubt, shall include the Group) based on (i) LJ International’s audited financial statements for the fiscal year (ended 31 December) immediately preceding the date of determination, and (ii) LJ International’s financial statements for the immediately preceding two full quarters preceding the date of determination, annualized and prepared in accordance with LJ International’s past practices, whichever is higher, in each case excluding any non-recurring charges and non-recurring extraordinary gains or extraordinary credits realized by LJ International and one-time write-downs and write-offs; provided, that, in the event that Total Profits, at the time of determination, are less than one cent (US$0.01), then for all purposes under this Schedule 1 Total Profits shall be deemed to be one cent (US$0.01) at the time of determination.
By way of example, in the case of paragraph 1(b) above, if the Preferred Shares issued at Completion in the aggregate represent 25% of the outstanding share capital of the Company as determined at the time the Flip-Over Option is exercised, and the net operating profit of the Group constitutes 70% of the net operating profits of LJ International (taken as a whole) at such time, then, on that basis, all of the Preferred Shares issued at Completion shall be exchangeable in the aggregate for such number of ordinary shares in LJ International as shall constitute 17.5% of the total outstanding number of common shares of LJ International (after giving effect to the issuance of new common shares of LJ International pursuant to the exercise of the Flip-Over Option) on a fully-diluted basis as determined at the relevant time (i.e., 0.25 x 0.70).
New Warrants Exchange
2.	In the event that a Flip-Over Option is exercised in respect of any New Warrant, such New Warrant shall become exercisable for common shares of LJ International and all references in such New Warrant to the Company shall instead apply, without limitation, to LJ International, provided that:
(a)	the definition of “Share Quantity” in such New Warrant shall be automatically amended to mean “the Holder’s Pro Rata Portion of X% of the Common Stock Deemed Outstanding at the Share Determination Time”

Where

X = (10.35 / 28.27) x Preferred Flip-Over Percentage

Preferred Flip-Over Percentage = the total percentage of LJ International’s issued and outstanding share capital that the holders of all of the Preferred Shares issued at Completion would be entitled to receive at the relevant time of determination in the event that a Flip-Over Option was exercised at such time in respect of all of the Preferred Shares issued at Completion, as such percentage is determined at the relevant time in accordance with Paragraph 1;

(b)	the definition of “Expiration Date” in such New Warrant shall be automatically amended to reflect the date falling eighteen (18) months after the Flip-Over Option is exercised in respect of such New Warrant; and

(c)	such New Warrants shall amended, if necessary, to cure any ambiguity or correct or supplement any provision thereof that may be incomplete or inconsistent with any other provision hereof, but shall otherwise remain unchanged (including the “Exercise Price” thereof) and in full force and effect.
For purposes of clarification, the fraction (10.35 / 28.27) used above in determining the amended “Share Quantity” is based on the proportionate percentage of the Company that the New Warrants bear to the Preferred Shares (i.e., as of Completion, the New Warrants, in the aggregate, are exercisable into 10.35% of the Company whereas the Preferred Shares are convertible into 28.27% of the Company.

Principle
3.	For purposes of clarification, the exchange ratio determined pursuant to paragraph 1(a) above (i.e., 1: 33.80) is determined on the basis that all of the Preferred Shares issued at Completion, which represents 28.27% of the total outstanding Shares of the Company on a Fully-Diluted Basis, shall be exchangeable in the aggregate for 26.47% of the total outstanding share capital of LJ International on a fully-diluted basis (after giving effect to the issuance of new common shares of LJ International pursuant to the exercise of the Flip-Over Option) as determined as of the time of Completion.

For the purposes of the foregoing, LJ International represents and warrants to the Investors that, as of Completion, the issued and outstanding share capital of the Company shall consist of:
(i)	30,193,672 common shares of LJ International;

(ii)	options to purchase 3,145,500 common shares of LJ International; and

(iii)	and warrants exercisable for 456,000 common shares of LJ International.
Other than the foregoing and the Flip-Over Option, there are no options, warrants, conversion privileges or other rights, or agreements with respect to the issuance thereof, outstanding to purchase any of the share capital of LJ International.
By way of illustration:

Outstanding LJ International shares as of Completion on a fully-diluted basis	33,795,172
Exchange ratio from the Company to LJ International	26.47%
equivalent # of LJ International shares	12,163,018
# of preferred shares	359,826
conversion rate, ICR	33.80
For all purposes under this Schedule 1, for the convenience of the Parties, all fractional amounts (including percentages) have been rounded to nearest one-hundredth.

Schedule 2
Management Incentive
1.	Investment Proceeds realized by any Investor shall be apportioned and allocated between such Investor and the Management Entity as follows (with each determination made as of the time of realization by such Investor of any Investment Proceeds):
a.	Return of Two Times (2x) Investment Amount: First, 100% allocated to such Investor until the cumulative amount of Investment Proceeds allocated to such Investor pursuant to this paragraph 1 is equal to two times (2x) such Investor’s Investment Amount.

b.	Initial 77% — 23% Profit Sharing: Second, all proceeds in excess of two time (2x) such Investor’s Investment Amount shall be cumulatively allocated seventy-seven percent (77%) to the Investor and twenty-three percent (23%) to the Management Entity until the cumulative amount allocated to such Investor and to the Management Entity by such Investor pursuant to this paragraph 1 (including, for the avoidance of doubt, paragraph (a) above and this paragraph (b)) shall equal two and sixty-five one-hundredths times (2.65x) such Investor’s Investment Amount.

c.	Management Entity Catch Up: Third, 100% to the Management Entity until the cumulative amount allocated pursuant to this paragraph 1 (including, for the avoidance of doubt, paragraph (b) above and this paragraph (c)) to the Management Entity by such Investor is equal to 23% of the cumulative amount allocated to such Investor and to the Management Entity by such Investor pursuant to this paragraph 1 (including, for the avoidance of doubt, paragraph (a) and (b) above and this paragraph (c)).

d.	Split: Fourth, after satisfying all allocations under paragraphs (a) through (c) above, seventy-seven percent (77%) to such Investor and twenty-three percent (23%) to the Management Entity.
2.	For purposes of this Schedule 2:
a.	“Investment Amount” means, with respect to a particular Investor, the total aggregate consideration paid by such Investor at Completion in respect of the Preferred Shares acquired by such Investor at Completion. The Investment Amount shall, for the purposes of this Schedule 2, be denominated in RMB based on the prevailing exchange rate at the time of Completion.

b.	“Investment Proceeds” means, with respect to a particular Investor, net cash proceeds actually received by such Investor from the sale or other disposition of Preferred Shares acquired by such Investor at Completion (or Ordinary Shares issued upon the conversion thereof or any common shares of LJ International issued in respect thereof in connection with a Flip-Over Option or assets or securities received for any of the foregoing), but shall not include dividends, distributions, interest or other income from or in respect of such Preferred Shares (or Ordinary Shares issued upon the conversion thereof or any common shares of LJ International issued in respect thereof in connection with a Flip-Over Option or assets or securities received for any of the foregoing) or proceeds received in connection with any redemption of such Preferred Shares. Investment Proceeds shall, for the purposes of this Schedule 2, be denominated in RMB based on the prevailing exchange rate at the time such Investment Proceeds are realized by such Investor.

3.	Payment required to be made by an Investor to the Management Entity under paragraph 1 above shall be made by such Investor or its nominees by wire transfer of immediately available funds to the bank account opened in the name of the Management Entity and designated by the Management Entity for such purpose within ten (10) Business Days following receipt by the relevant Investment Proceeds by such Investor.

4.	The Parties hereby acknowledge and agree that the Management Entity (and any Senior Manager that has an interest therein) is responsible for its (or his) own Tax liability resulting from the allocation and payment of proceeds by any Investor to the Management Entity in accordance with paragraph 1 and this Schedule 2 and the Management Entity (and any Senior Manager that has an interest therein) shall pay its (or his) own Taxes resulting from such payment and file any Tax returns in accordance with the relevant laws and regulation of the applicable jurisdiction.
Illustration and Examples
5.	By way of illustration and example, the following represents the distribution waterfalls and payment obligations for each of FountainVest, Spring Capital and UCI to the Management Entity pursuant to paragraph 1
a.	In the case of FountainVest:
i.	If aggregate Investment Proceeds realized by FountainVest exceed US$61,523,620 but are less than or equal to US$81,518,797, then FountainVest shall pay the Management Entity 23% of the amounts of Investment Proceeds realized by FountainVest in excess US$61,523,620 until FountainVest’s total realized Investment Proceeds is US$81,518,797.

ii.	If aggregate Investment Proceeds realized by FountainVest exceed US$81,518,797 but are less than or equal to US$99,898,978, then FountainVest shall pay the Management Entity 100% of the amounts of Investment Proceeds realized by FountainVest in excess US$81,518,797 until the Management Entity has received, in the aggregate and including amounts paid to the Management Entity under paragraph 5(a)(i) above, 23% of the aggregate amount of the total Investment Proceeds realized by FountainVest. In other words:
If US$81,518,797 < Investment Proceeds < = US$99,898,978
FountainVest’s payment to Management Entity
= (US$81,518,797 – US$61,523,620) x 23% + (Investment Proceeds – US$81,518,797)
= US$4, 598,891 + (Investment Proceeds – US$81,518,797)
= Investment Proceeds – US$76,919,906
iii.	If aggregate Investment Proceeds realized by FountainVest exceed US$99,898,978, then FountainVest and the Management Entity shall split Investment Proceeds realized by FountainVest, 77% to FountainVest and 23% to the Management Entity.
b.	In the case of Spring Capital:
i.	If aggregate Investment Proceeds realized by Spring Capital exceed US$18,000,030 but are less than or equal to US$23,850,040, then Spring Capital shall pay the Management Entity 23% of the amounts of Investment Proceeds realized by Spring Capital in excess US$18,000,030 until Spring Capital’s total realized Investment Proceeds is US$23,850,040.

ii.	If aggregate Investment Proceeds realized by Spring Capital exceed US$23,850,040 but are less than or equal to US$29,227,549, then Spring Capital shall pay the Management Entity 100% of the amounts of Investment Proceeds realized by Spring Capital in excess US$23,850,040 until the Management Entity has received, in the aggregate and including amounts paid to the Management Entity under paragraph 5(b)(1) above, 23% of the aggregate amount of the total Investment Proceeds realized by Spring Capital. In other words:
If US$23,850,040 < Investment Proceeds < = US$29,227,549
Spring Capital’s payment to Management Entity
= (US$23,850,040 – US$18,000,030) x 23% + (Investment Proceeds – US$23,850,040)
= US$1,345,502 + (Investment Proceeds – US$23,850,040)
= Investment Proceeds – US$22,504,538
iii.	If aggregate Investment Proceeds realized by SCAH2 exceed US$29,227,549, then SCAH2 and the Management Entity shall split Investment Proceeds realized by SCAH2, 77% to SCAH2 and 23% to the Management Entity.
c.	In the case of UCI:
i.	If aggregate Investment Proceeds realized by UCI exceed US$2,436,390 but are less than or equal to US$3,228,217, then UCI shall pay the Management Entity 23% of the amounts of Investment Proceeds realized by UCI in excess US$2,436,390 until UCI’s total realized Investment Proceeds is US$3,228,217.

ii.	If aggregate Investment Proceeds realized by UCI exceed US$3,228,217 but are less than or equal to US$3,956,088, then UCI shall pay the Management Entity 100% of the amounts of Investment Proceeds realized by UCI in excess US$3,228,217 until the Management Entity has received, in the aggregate and including amounts paid to the Management Entity under paragraph 5(c)(1) above, 23% of the aggregate amount of the total Investment Proceeds realized by UCI. In other words:
If US$3,228,217 < Investment Proceeds < = US$3,956,088
UCI’s payment to Management Entity
= (US$3,228,217 – US$2,436,390) x 23% + (Investment Proceeds – 3,228,217)
= US$182,120 + (Investment Proceeds – US$3,228,217)
= Investment Proceeds – US$3,046,097
iii.	If aggregate Investment Proceeds realized by UCI exceed US$3,956,088, then UCI and the Management Entity shall split Investment Proceeds realized by UCI, 77% to UCI and 23% to the Management Entity.

d.	In the case of Vantage Capital:
i.	If aggregate Investment Proceeds realized by Vantage Capital exceed US$799,940 but are less than or equal to US$1,059,921, then Vantage Capital shall pay the Management Entity 23% of the amounts of Investment Proceeds realized by Vantage Capital in excess US$799,940 until Vantage Capital’s total realized Investment Proceeds is US$1,059,921.

ii.	If aggregate Investment Proceeds realized by Vantage Capital exceed US$1,059,921 but are less than or equal to US$1,298,903, then Vantage Capital shall pay the Management Entity 100% of the amounts of Investment Proceeds realized by Vantage Capital in excess US$1,059,921 until the Management Entity has received, in the aggregate and including amounts paid to the Management Entity under paragraph 5(c)(1) above, 23% of the aggregate amount of the total Investment Proceeds realized by Vantage Capital. In other words:
If US$1,059,921 < Investment Proceeds < = US$1,298,903
Vantage Capital’s payment to Management Entity
= (US$1,059,921 – US$799,940) x 23% + (Investment Proceeds – 1,059,921)
= US$59,796 + (Investment Proceeds – US$1,059,921)
= Investment Proceeds – US$1,000,125
iii.	If aggregate Investment Proceeds realized by Vantage Capital exceed U$1,298,903, then Vantage Capital and the Management Entity shall split Investment Proceeds realized by Vantage Capital, 77% to Vantage Capital and 23% to the Management Entity.

Execution
IN WITNESS WHEREOF this agreement has been executed by the Parties on the date appearing at the head hereof.
FOUNTAINVEST

SIGNED by	)
for and on behalf of	)
FLORA HEARTS HOLDINGS	)
in the presence of:	)
Signature Page to Shareholders Agreement

SIGNED by	)
for and on behalf of	)
SCHA2 LIMITED	)
in the presence of:	)
Signature Page to Shareholders Agreement

SIGNED by	)
for and on behalf of	)
UNITED CAPITAL INVESTMENT	)
INTERNATIONAL LIMITED	)
in the presence of:	)
Signature Page to Shareholders Agreement

SIGNED by	)
for and on behalf of	)
VANTAGE CAPITAL	)
MANAGEMENT LIMITED	)
in the presence of:	)
Signature Page to Shareholders Agreement

The Company

SIGNED by	)
for and on behalf of	)
ENZO JEWELRY INC.	)
in the presence of:	)

The Key Shareholder

SIGNED by	)
for and on behalf of	)
ENZO INTERNATIONAL HOLDINGS	)
LIMITED	)
in the presence of:	)

LJ International

SIGNED by	)
for and on behalf of	)
LJ INTERNATIONAL INC.	)
in the presence of:	)
Signature Page to Shareholders Agreement